SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act or 1934

For the month of June 2002

Olympic Resources Ltd.
(SEC File No. 0-30598)

Suite 525, 999 West Hastings Street
Vancouver, B.C. V6C 2W2
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F

Form 20-F __X__ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No __X__

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

OLYMPIC RESOURCES LTD.

Date July 4, 2002

By:____________________
Patrick Forseille, CFO & Director

OLYMPIC RESOURCES LTD.

NEWS RELEASE
Date: June 27, 2002

TSX: ORL
OTCBB: OLYRF

EAST CORNING PROJECT UPDATE

For Immediate Release

Olympic reports flow test results from the third well of a multiple well drill program on the East Corning Property in Tehama County, California. Results from two zones tested at sustained commercial rates. Results from the two previous wells have also tested at commercial rates.

The Company also confirms gas sales from the first well have commenced with production at approximately 2,000 MCFPD. The other two wells are now shut in and awaiting a pipeline connection.

The fourth well of the program has finished drilling. Production casing was run after encouraging gas shows and electric log profiles were obtained. Flow testing is expected shortly.

Due to the sensitive, confidential nature of the geological and engineering details surrounding the East Corning project, the partners have agreed to release information of a more general nature until a brief production history makes possible a more accurate assessment of the full potential of this project.

This multiple well drill program is designed to test the results of the Company's recent 3D seismic shoot over the 6,500 acre East Corning land package. In keeping with its corporate strategy, Olympic has farmed out a portion of its interest in these wells. Olympic holds a 17% working interest in the initial wells of this program.

To find out more about Olympic Resources Ltd. (TSX: ORL, OTC: OLYRF), visit our website at www.orlresources.com.

OLYMPIC RESOURCES LTD.

Patrick Forseille,
Director

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.
WARNING: The Company relies on litigation protection for "forward looking" statements. Actual results could differ materially from those described in the news release as a result of numerous factors, some of which are outside the control of the Company.

525 - 999 West Hastings Street Vancouver, B.C. Canada V6C 2W2 Tel. (604) 689-1810 Fax (604) 689-1817
Toll free U.S./Canada 1-800-570-8733

OLYMPIC RESOURCES LTD.

NEWS RELEASE
Date: June 18, 2002

TSX: ORL
OTCBB: OLYRF

RESULTS FROM EAST CORNING PROJECT

For Immediate Release

Olympic reports flow test results from the second well of a multiple well drill program on the East Corning Property in Tehama County, California. Combined results from both the upper and lower zones tested at sustained commercial rates.

The Company also confirms flow test operations on the first well have been completed. Gas sales from this well are expected to begin later this month and production is anticipated to be approximately 2,000 MCFPD. Both tested wells are now shut in and awaiting a pipeline connection.

The replacement well for the third well, which was ultimately plugged due to mechanical problems, has finished drilling. Production casing was run in this fourth well after encouraging gas shows and electric log profiles were obtained. Flow testing is expected shortly.

The rig will be moving to the fifth location and will commence drilling in a few days.

Due to the sensitive, confidential nature of the geological and engineering details surrounding the East Corning project, the partners have agreed to release information of a more general nature until a brief production history makes possible a more accurate assessment of the full potential of this project.

This multiple well drill program is designed to test the results of the Company's recent 3D seismic shoot over the 6,500 acre East Corning land package. In keeping with its corporate strategy, Olympic has farmed out a portion of its interest in these wells. Olympic holds a 17% working interest in the initial wells of this program.

To find out more about Olympic Resources Ltd. (CDNX: ORL, OTC: OLYRF), visit our website at www.orlresources.com.

OLYMPIC RESOURCES LTD.

Daryl Pollock

Daryl Pollock,
President

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.
WARNING: The Company relies on litigation protection for "forward looking" statements. Actual results could differ materially from those described in the news release as a result of numerous factors, some of which are outside the control of the Company.

525 - 999 West Hastings Street Vancouver, B.C. Canada V6C 2W2 Tel. (604) 689-1810 Fax (604) 689-1817
Toll free U.S./Canada 1-800-570-8733

OLYMPIC RESOURCES LTD.

TSX: ORL
OTCBB: OLYRF

Date: June 17, 2002

RE: PRIVATE PLACEMENT

FOR IMMEDIATE RELEASE

Further to the news release dated April 9, 2002, the Company has completed a private placement of 1,200,000 units at $0.25 per unit. Each unit consists of one common share of the Company and one two-year non-transferable share purchase warrant. Each warrant entitles the holder to purchase one additional common share of the Company for $0.35

Proceeds of this placement will be used to advance the Company's primary oil and gas properties located in California, new properties that the Company is considering, and for working capital purposes.

To find out more about Olympic Resources Ltd., (TSX: ORL, OTCBB: OLYRF) visit our website at www.orlresources.com

OLYMPIC RESOURCES LTD.

Daryl Pollock

Daryl Pollock
President

525 - 999 West Hastings Street Vancouver, B.C. Canada V6C 2W2 Tel. (604) 689-1810 Fax (604) 689-1817
Toll free U.S./Canada 1-800-570-8733

NEWS RELEASE
Date: June 12, 2002

TSX: ORL
OTCBB: OLYRF

OLYMPIC ANNOUNCES A SIGNIFICANT GAS DISCOVERY AT EAST CORNING

For Immediate Release

Olympic confirms initial flow test results from the second well of a multiple well drill program on the East Corning Property in Tehama County, California. Initial flow test results from the upper Forbes zone tested at a sustained rate in excess of 3,000 MCFPD. High winds and dry conditions in the area suspended testing operations on the lower Forbes zone which are expected to resume immediately pending favorable weather.

The Company also confirms flow test operations on the first well have been completed. Gas sales from this well are expected to begin later this month and production is anticipated to be in excess of 2,000 MCFPD.

The operator has also advised that the replacement well for the third well has been spudded. The recently drilled third well of this program had very encouraging gas shows in the Kione and the deeper Forbes formation but suffered mechanical problems due to gas pressures (up to 1,800 units) in the hole prior to running electric logs. It became prudent to abandon and shut-in this well to avoid serious injury or a potential gas blowout.

"We are obviously very pleased with these flow test results since it confirms our belief that there is significant untapped potential in the East Corning field" says Daryl Pollock. "We are confirming the northerly extension of the Rice Creek field as it continues northward through Olympic's large 6,500 acre property. With these early positive results, we look forward to a highly successful drilling program over the coming months."

This multiple well drill program is designed to test the results of the Company's recent 3D seismic shoot over the 6,500 acre East Corning land package. In keeping with its corporate strategy, Olympic has farmed out a portion of its interest in these wells. Olympic holds a 17% working interest in the initial wells of this program.

To find out more about Olympic Resources Ltd. (CDNX: ORL, OTC: OLYRF), visit our website at www.orlresources.com.

OLYMPIC RESOURCES LTD.

Daryl Pollock

Daryl Pollock,
President

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.
WARNING: The Company relies on litigation protection for "forward looking" statements. Actual results could differ materially from those described in the news release as a result of numerous factors, some of which are outside the control of the Company.

525 - 999 West Hastings Street Vancouver, B.C. Canada V6C 2W2 Tel. (604) 689-1810 Fax (604) 689-1817
Toll free U.S./Canada 1-800-570-8733

OLYMPIC RESOURCES LTD.

NEWS RELEASE
Date: June 5, 2002

TSX: ORL
OTCBB: OLYRF

EAST CORNING WELL FLOW TESTS AT 1,500 MCFPD

For Immediate Release

Olympic and partners are pleased to announce that flow test results have been received from the first well of a multiple well drill program on the East Corning Property in Tehama County, California. The uppermost zone tested with a sustained rate of 800 MCF per day and similar rates are expected from the lower zone for combined anticipated production in excess of 1500 MCF per day. This well encountered five separate approximately 10 foot gas-charged intervals in addition to several other lesser intervals of potentially economic gas.

Flow testing of the second well in this program will commence immediately and results should be available within one week.

The recently drilled third well of this program had very encouraging gas shows in the Kione and the deeper Forbes formation but suffered mechanical problems due to gas pressures (up to 1,800 units) in the hole prior to running electric logs. It became prudent to abandon this well to avoid serious injury or a potential gas blowout and start anew with a twin well nearby. Construction for a replacement well is presently underway and drilling will commence as soon as possible.

This multiple well drill program is designed to test the results of the Company's recent 3D seismic shoot over the 6,500 acre East Corning land package. In keeping with its corporate strategy, Olympic has farmed out a portion of its interest in these wells. Olympic holds a 17% working interest in the initial wells of this program.

To find out more about Olympic Resources Ltd. (CDNX: ORL, OTC: OLYRF), visit our website at www.orlresources.com.

OLYMPIC RESOURCES LTD.

Daryl Pollock

Daryl Pollock,
President

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.

WARNING: The Company relies on litigation protection for "forward looking" statements. Actual results could differ materially from those described in the news release as a result of numerous factors, some of which are outside the control of the Company.

525 - 999 West Hastings Street Vancouver, B.C. Canada V6C 2W2 Tel. (604) 689-1810 Fax (604) 689-1817
Toll free U.S./Canada 1-800-570-8733

OLYMPIC RESOURCES LTD.

NEWS RELEASE
Date: June 27, 2002

TSX: ORL
OTCBB: OLYRF

EAST CORNING PROJECT UPDATE

For Immediate Release

Olympic reports flow test results from the third well of a multiple well drill program on the East Corning Property in Tehama County, California. Results from two zones tested at sustained commercial rates. Results from the two previous wells have also tested at commercial rates.

The Company also confirms gas sales from the first well have commenced with production at approximately 2,000 MCFPD. The other two wells are now shut in and awaiting a pipeline connection.

The fourth well of the program has finished drilling. Production casing was run after encouraging gas shows and electric log profiles were obtained. Flow testing is expected shortly.

Due to the sensitive, confidential nature of the geological and engineering details surrounding the East Corning project, the partners have agreed to release information of a more general nature until a brief production history makes possible a more accurate assessment of the full potential of this project.

This multiple well drill program is designed to test the results of the Company's recent 3D seismic shoot over the 6,500 acre East Corning land package. In keeping with its corporate strategy, Olympic has farmed out a portion of its interest in these wells. Olympic holds a 17% working interest in the initial wells of this program.

To find out more about Olympic Resources Ltd. (TSX: ORL, OTC: OLYRF), visit our website at www.orlresources.com.

OLYMPIC RESOURCES LTD.

Patrick Forseille,
Director

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.
WARNING: The Company relies on litigation protection for "forward looking" statements. Actual results could differ materially from those described in the news release as a result of numerous factors, some of which are outside the control of the Company.

OLYMPIC RESOURCES LTD.

NEWS RELEASE
Date: June 18, 2002

TSX: ORL
OTCBB: OLYRF

RESULTS FROM EAST CORNING PROJECT

For Immediate Release

Olympic reports flow test results from the second well of a multiple well drill program on the East Corning Property in Tehama County, California. Combined results from both the upper and lower zones tested at sustained commercial rates.

The Company also confirms flow test operations on the first well have been completed. Gas sales from this well are expected to begin later this month and production is anticipated to be approximately 2,000 MCFPD. Both tested wells are now shut in and awaiting a pipeline connection.

The replacement well for the third well, which was ultimately plugged due to mechanical problems, has finished drilling. Production casing was run in this fourth well after encouraging gas shows and electric log profiles were obtained. Flow testing is expected shortly.

The rig will be moving to the fifth location and will commence drilling in a few days.

Due to the sensitive, confidential nature of the geological and engineering details surrounding the East Corning project, the partners have agreed to release information of a more general nature until a brief production history makes possible a more accurate assessment of the full potential of this project.

This multiple well drill program is designed to test the results of the Company's recent 3D seismic shoot over the 6,500 acre East Corning land package. In keeping with its corporate strategy, Olympic has farmed out a portion of its interest in these wells. Olympic holds a 17% working interest in the initial wells of this program.

To find out more about Olympic Resources Ltd. (CDNX: ORL, OTC: OLYRF), visit our website at www.orlresources.com.

OLYMPIC RESOURCES LTD.

Daryl Pollock

Daryl Pollock,
President

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.
WARNING: The Company relies on litigation protection for "forward looking" statements. Actual results could differ materially from those described in the news release as a result of numerous factors, some of which are outside the control of the Company.

525 - 999 West Hastings Street Vancouver, B.C. Canada V6C 2W2 Tel. (604) 689-1810 Fax (604) 689-1817
Toll free U.S./Canada 1-800-570-8733

OLYMPIC RESOURCES LTD.

TSX: ORL
OTCBB: OLYRF

Date: June 17, 2002

RE: PRIVATE PLACEMENT

FOR IMMEDIATE RELEASE

Further to the news release dated April 9, 2002, the Company has completed a private placement of 1,200,000 units at $0.25 per unit. Each unit consists of one common share of the Company and one two-year non-transferable share purchase warrant. Each warrant entitles the holder to purchase one additional common share of the Company for $0.35

Proceeds of this placement will be used to advance the Company's primary oil and gas properties located in California, new properties that the Company is considering, and for working capital purposes.

To find out more about Olympic Resources Ltd., (TSX: ORL, OTCBB: OLYRF) visit our website at www.orlresources.com

OLYMPIC RESOURCES LTD.

Daryl Pollock

Daryl Pollock
President

525 - 999 West Hastings Street Vancouver, B.C. Canada V6C 2W2 Tel. (604) 689-1810 Fax (604) 689-1817
Toll free U.S./Canada 1-800-570-8733

OLYMPIC RESOURCES LTD.

NEWS RELEASE
Date: June 12, 2002

TSX: ORL
OTCBB: OLYRF

OLYMPIC ANNOUNCES A SIGNIFICANT GAS DISCOVERY AT EAST CORNING

For Immediate Release

Olympic confirms initial flow test results from the second well of a multiple well drill program on the East Corning Property in Tehama County, California. Initial flow test results from the upper Forbes zone tested at a sustained rate in excess of 3,000 MCFPD. High winds and dry conditions in the area suspended testing operations on the lower Forbes zone which are expected to resume immediately pending favorable weather.

The Company also confirms flow test operations on the first well have been completed. Gas sales from this well are expected to begin later this month and production is anticipated to be in excess of 2,000 MCFPD.

The operator has also advised that the replacement well for the third well has been spudded. The recently drilled third well of this program had very encouraging gas shows in the Kione and the deeper Forbes formation but suffered mechanical problems due to gas pressures (up to 1,800 units) in the hole prior to running electric logs. It became prudent to abandon and shut-in this well to avoid serious injury or a potential gas blowout.

"We are obviously very pleased with these flow test results since it confirms our belief that there is significant untapped potential in the East Corning field" says Daryl Pollock. "We are confirming the northerly extension of the Rice Creek field as it continues northward through Olympic's large 6,500 acre property. With these early positive results, we look forward to a highly successful drilling program over the coming months."

This multiple well drill program is designed to test the results of the Company's recent 3D seismic shoot over the 6,500 acre East Corning land package. In keeping with its corporate strategy, Olympic has farmed out a portion of its interest in these wells. Olympic holds a 17% working interest in the initial wells of this program.

To find out more about Olympic Resources Ltd. (CDNX: ORL, OTC: OLYRF), visit our website at www.orlresources.com.

OLYMPIC RESOURCES LTD.

Daryl Pollock

Daryl Pollock,
President

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.
WARNING: The Company relies on litigation protection for "forward looking" statements. Actual results could differ materially from those described in the news release as a result of numerous factors, some of which are outside the control of the Company.

525 - 999 West Hastings Street Vancouver, B.C. Canada V6C 2W2 Tel. (604) 689-1810 Fax (604) 689-1817
Toll free U.S./Canada 1-800-570-8733

OLYMPIC RESOURCES LTD.

NEWS RELEASE
Date: June 5, 2002

TSX: ORL
OTCBB: OLYRF

EAST CORNING WELL FLOW TESTS AT 1,500 MCFPD

For Immediate Release

Olympic and partners are pleased to announce that flow test results have been received from the first well of a multiple well drill program on the East Corning Property in Tehama County, California. The uppermost zone tested with a sustained rate of 800 MCF per day and similar rates are expected from the lower zone for combined anticipated production in excess of 1500 MCF per day. This well encountered five separate approximately 10 foot gas-charged intervals in addition to several other lesser intervals of potentially economic gas.

Flow testing of the second well in this program will commence immediately and results should be available within one week.

The recently drilled third well of this program had very encouraging gas shows in the Kione and the deeper Forbes formation but suffered mechanical problems due to gas pressures (up to 1,800 units) in the hole prior to running electric logs. It became prudent to abandon this well to avoid serious injury or a potential gas blowout and start anew with a twin well nearby. Construction for a replacement well is presently underway and drilling will commence as soon as possible.

This multiple well drill program is designed to test the results of the Company's recent 3D seismic shoot over the 6,500 acre East Corning land package. In keeping with its corporate strategy, Olympic has farmed out a portion of its interest in these wells. Olympic holds a 17% working interest in the initial wells of this program.

To find out more about Olympic Resources Ltd. (CDNX: ORL, OTC: OLYRF), visit our website at www.orlresources.com.

OLYMPIC RESOURCES LTD.

Daryl Pollock

Daryl Pollock,
President

525 - 999 West Hastings Street Vancouver, B.C. Canada V6C 2W2 Tel. (604) 689-1810 Fax (604) 689-1817
Toll free U.S./Canada 1-800-570-8733

OLYMPIC RESOURCES LTD.

NEWS RELEASE
Date: June 27, 2002

TSX: ORL
OTCBB: OLYRF

EAST CORNING PROJECT UPDATE

For Immediate Release

Olympic reports flow test results from the third well of a multiple well drill program on the East Corning Property in Tehama County, California. Results from two zones tested at sustained commercial rates. Results from the two previous wells have also tested at commercial rates.

The Company also confirms gas sales from the first well have commenced with production at approximately 2,000 MCFPD. The other two wells are now shut in and awaiting a pipeline connection.

The fourth well of the program has finished drilling. Production casing was run after encouraging gas shows and electric log profiles were obtained. Flow testing is expected shortly.

Due to the sensitive, confidential nature of the geological and engineering details surrounding the East Corning project, the partners have agreed to release information of a more general nature until a brief production history makes possible a more accurate assessment of the full potential of this project.

This multiple well drill program is designed to test the results of the Company's recent 3D seismic shoot over the 6,500 acre East Corning land package. In keeping with its corporate strategy, Olympic has farmed out a portion of its interest in these wells. Olympic holds a 17% working interest in the initial wells of this program.

To find out more about Olympic Resources Ltd. (TSX: ORL, OTC: OLYRF), visit our website at www.orlresources.com.

OLYMPIC RESOURCES LTD.

Patrick Forseille,
Director

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.
WARNING: The Company relies on litigation protection for "forward looking" statements. Actual results could differ materially from those described in the news release as a result of numerous factors, some of which are outside the control of the Company.

525 - 999 West Hastings Street Vancouver, B.C. Canada V6C 2W2 Tel. (604) 689-1810 Fax (604) 689-1817
Toll free U.S./Canada 1-800-570-8733

OLYMPIC RESOURCES LTD.

NEWS RELEASE
Date: June 18, 2002

TSX: ORL
OTCBB: OLYRF

RESULTS FROM EAST CORNING PROJECT

For Immediate Release

Olympic reports flow test results from the second well of a multiple well drill program on the East Corning Property in Tehama County, California. Combined results from both the upper and lower zones tested at sustained commercial rates.

The Company also confirms flow test operations on the first well have been completed. Gas sales from this well are expected to begin later this month and production is anticipated to be approximately 2,000 MCFPD. Both tested wells are now shut in and awaiting a pipeline connection.

The replacement well for the third well, which was ultimately plugged due to mechanical problems, has finished drilling. Production casing was run in this fourth well after encouraging gas shows and electric log profiles were obtained. Flow testing is expected shortly.

The rig will be moving to the fifth location and will commence drilling in a few days.

Due to the sensitive, confidential nature of the geological and engineering details surrounding the East Corning project, the partners have agreed to release information of a more general nature until a brief production history makes possible a more accurate assessment of the full potential of this project.

This multiple well drill program is designed to test the results of the Company's recent 3D seismic shoot over the 6,500 acre East Corning land package. In keeping with its corporate strategy, Olympic has farmed out a portion of its interest in these wells. Olympic holds a 17% working interest in the initial wells of this program.

To find out more about Olympic Resources Ltd. (CDNX: ORL, OTC: OLYRF), visit our website at www.orlresources.com.

OLYMPIC RESOURCES LTD.

Daryl Pollock

Daryl Pollock,
President

525 - 999 West Hastings Street Vancouver, B.C. Canada V6C 2W2 Tel. (604) 689-1810 Fax (604) 689-1817
Toll free U.S./Canada 1-800-570-8733

OLYMPIC RESOURCES LTD.

TSX: ORL
OTCBB: OLYRF

Date: June 17, 2002

RE: PRIVATE PLACEMENT

FOR IMMEDIATE RELEASE

Further to the news release dated April 9, 2002, the Company has completed a private placement of 1,200,000 units at $0.25 per unit. Each unit consists of one common share of the Company and one two-year non-transferable share purchase warrant. Each warrant entitles the holder to purchase one additional common share of the Company for $0.35

Proceeds of this placement will be used to advance the Company's primary oil and gas properties located in California, new properties that the Company is considering, and for working capital purposes.

To find out more about Olympic Resources Ltd., (TSX: ORL, OTCBB: OLYRF) visit our website at www.orlresources.com

OLYMPIC RESOURCES LTD.

Daryl Pollock

Daryl Pollock
President

525 - 999 West Hastings Street Vancouver, B.C. Canada V6C 2W2 Tel. (604) 689-1810 Fax (604) 689-1817
Toll free U.S./Canada 1-800-570-8733

NEWS RELEASE
Date: June 12, 2002

OLYMPIC RESOURCES LTD.

TSX: ORL
OTCBB: OLYRF

OLYMPIC ANNOUNCES A SIGNIFICANT GAS DISCOVERY AT EAST CORNING

For Immediate Release

Olympic confirms initial flow test results from the second well of a multiple well drill program on the East Corning Property in Tehama County, California. Initial flow test results from the upper Forbes zone tested at a sustained rate in excess of 3,000 MCFPD. High winds and dry conditions in the area suspended testing operations on the lower Forbes zone which are expected to resume immediately pending favorable weather.

The Company also confirms flow test operations on the first well have been completed. Gas sales from this well are expected to begin later this month and production is anticipated to be in excess of 2,000 MCFPD.

The operator has also advised that the replacement well for the third well has been spudded. The recently drilled third well of this program had very encouraging gas shows in the Kione and the deeper Forbes formation but suffered mechanical problems due to gas pressures (up to 1,800 units) in the hole prior to running electric logs. It became prudent to abandon and shut-in this well to avoid serious injury or a potential gas blowout.

"We are obviously very pleased with these flow test results since it confirms our belief that there is significant untapped potential in the East Corning field" says Daryl Pollock. "We are confirming the northerly extension of the Rice Creek field as it continues northward through Olympic's large 6,500 acre property. With these early positive results, we look forward to a highly successful drilling program over the coming months."

This multiple well drill program is designed to test the results of the Company's recent 3D seismic shoot over the 6,500 acre East Corning land package. In keeping with its corporate strategy, Olympic has farmed out a portion of its interest in these wells. Olympic holds a 17% working interest in the initial wells of this program.

To find out more about Olympic Resources Ltd. (CDNX: ORL, OTC: OLYRF), visit our website at www.orlresources.com.

OLYMPIC RESOURCES LTD.

Daryl Pollock

Daryl Pollock,
President

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.
WARNING: The Company relies on litigation protection for "forward looking" statements. Actual results could differ materially from those described in the news release as a result of numerous factors, some of which are outside the control of the Company.

525 - 999 West Hastings Street Vancouver, B.C. Canada V6C 2W2 Tel. (604) 689-1810 Fax (604) 689-1817
Toll free U.S./Canada 1-800-570-8733

OLYMPIC RESOURCES LTD.

NEWS RELEASE **TSX: ORL**
Date: June 5, 2002 **OTCBB: OLYRF**

EAST CORNING WELL FLOW TESTS AT 1,500 MCFPD

For Immediate Release

Olympic and partners are pleased to announce that flow test results have been received from the first well of a multiple well drill program on the East Corning Property in Tehama County, California. The uppermost zone tested with a sustained rate of 800 MCF per day and similar rates are expected from the lower zone for combined anticipated production in excess of 1500 MCF per day. This well encountered five separate approximately 10 foot gas-charged intervals in addition to several other lesser intervals of potentially economic gas.

Flow testing of the second well in this program will commence immediately and results should be available within one week.

The recently drilled third well of this program had very encouraging gas shows in the Kione and the deeper Forbes formation but suffered mechanical problems due to gas pressures (up to 1,800 units) in the hole prior to running electric logs. It became prudent to abandon this well to avoid serious injury or a potential gas blowout and start anew with a twin well nearby. Construction for a replacement well is presently underway and drilling will commence as soon as possible.

This multiple well drill program is designed to test the results of the Company's recent 3D seismic shoot over the 6,500 acre East Corning land package. In keeping with its corporate strategy, Olympic has farmed out a portion of its interest in these wells. Olympic holds a 17% working interest in the initial wells of this program.

To find out more about Olympic Resources Ltd. (CDNX: ORL, OTC: OLYRF), visit our website at www.orlresources.com.

OLYMPIC RESOURCES LTD.

Daryl Pollock

Daryl Pollock,
President

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.

WARNING: The Company relies on litigation protection for "forward looking" statements. Actual results could differ materially from those described in the news release as a result of numerous factors, some of which are outside the control of the Company.

525 - 999 West Hastings Street Vancouver, B.C. Canada V6C 2W2 Tel. (604) 689-1810 Fax (604) 689-1817
Toll free U.S./Canada 1-800-570-8733

OLYMPIC RESOURCES LTD.

NEWS RELEASE
Date: June 27, 2002

TSX: ORL
OTCBB: OLYRF

EAST CORNING PROJECT UPDATE

For Immediate Release

Olympic reports flow test results from the third well of a multiple well drill program on the East Corning Property in Tehama County, California. Results from two zones tested at sustained commercial rates. Results from the two previous wells have also tested at commercial rates.

The Company also confirms gas sales from the first well have commenced with production at approximately 2,000 MCFPD. The other two wells are now shut in and awaiting a pipeline connection.

The fourth well of the program has finished drilling. Production casing was run after encouraging gas shows and electric log profiles were obtained. Flow testing is expected shortly.

Due to the sensitive, confidential nature of the geological and engineering details surrounding the East Corning project, the partners have agreed to release information of a more general nature until a brief production history makes possible a more accurate assessment of the full potential of this project.

This multiple well drill program is designed to test the results of the Company's recent 3D seismic shoot over the 6,500 acre East Corning land package. In keeping with its corporate strategy, Olympic has farmed out a portion of its interest in these wells. Olympic holds a 17% working interest in the initial wells of this program.

To find out more about Olympic Resources Ltd. (TSX: ORL, OTC: OLYRF), visit our website at www.orlresources.com.

OLYMPIC RESOURCES LTD.

Patrick Forseille,
Director

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.
WARNING: The Company relies on litigation protection for "forward looking" statements. Actual results could differ materially from those described in the news release as a result of numerous factors, some of which are outside the control of the Company.

525 - 999 West Hastings Street Vancouver, B.C. Canada V6C 2W2 Tel. (604) 689-1810 Fax (604) 689-1817
Toll free U.S./Canada 1-800-570-8733

OLYMPIC RESOURCES LTD.

NEWS RELEASE
Date: June 18, 2002

TSX: ORL
OTCBB: OLYRF

RESULTS FROM EAST CORNING PROJECT

For Immediate Release

Olympic reports flow test results from the second well of a multiple well drill program on the East Corning Property in Tehama County, California. Combined results from both the upper and lower zones tested at sustained commercial rates.

The Company also confirms flow test operations on the first well have been completed. Gas sales from this well are expected to begin later this month and production is anticipated to be approximately 2,000 MCFPD. Both tested wells are now shut in and awaiting a pipeline connection.

The replacement well for the third well, which was ultimately plugged due to mechanical problems, has finished drilling. Production casing was run in this fourth well after encouraging gas shows and electric log profiles were obtained. Flow testing is expected shortly.

The rig will be moving to the fifth location and will commence drilling in a few days.

Due to the sensitive, confidential nature of the geological and engineering details surrounding the East Corning project, the partners have agreed to release information of a more general nature until a brief production history makes possible a more accurate assessment of the full potential of this project.

This multiple well drill program is designed to test the results of the Company's recent 3D seismic shoot over the 6,500 acre East Corning land package. In keeping with its corporate strategy, Olympic has farmed out a portion of its interest in these wells. Olympic holds a 17% working interest in the initial wells of this program.

To find out more about Olympic Resources Ltd. (CDNX: ORL, OTC: OLYRF), visit our website at www.orlresources.com.

OLYMPIC RESOURCES LTD.

Daryl Pollock

Daryl Pollock,
President

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.
WARNING: The Company relies on litigation protection for "forward looking" statements. Actual results could differ materially from those described in the news release as a result of numerous factors, some of which are outside the control of the Company.

525 - 999 West Hastings Street Vancouver, B.C. Canada V6C 2W2 Tel. (604) 689-1810 Fax (604) 689-1817
Toll free U.S./Canada 1-800-570-8733

OLYMPIC RESOURCES LTD.

TSX: ORL
OTCBB: OLYRF

Date: June 17, 2002

RE: PRIVATE PLACEMENT

FOR IMMEDIATE RELEASE

Further to the news release dated April 9, 2002, the Company has completed a private placement of 1,200,000 units at $0.25 per unit. Each unit consists of one common share of the Company and one two-year non-transferable share purchase warrant. Each warrant entitles the holder to purchase one additional common share of the Company for $0.35

Proceeds of this placement will be used to advance the Company's primary oil and gas properties located in California, new properties that the Company is considering, and for working capital purposes.

To find out more about Olympic Resources Ltd., (TSX: ORL, OTCBB: OLYRF) visit our website at www.orlresources.com

OLYMPIC RESOURCES LTD.

Daryl Pollock

Daryl Pollock
President

OLYMPIC RESOURCES LTD.

NEWS RELEASE
Date: June 12, 2002

TSX: ORL
OTCBB: OLYRF

OLYMPIC ANNOUNCES A SIGNIFICANT GAS DISCOVERY AT EAST CORNING

For Immediate Release

Olympic confirms initial flow test results from the second well of a multiple well drill program on the East Corning Property in Tehama County, California. Initial flow test results from the upper Forbes zone tested at a sustained rate in excess of 3,000 MCFPD. High winds and dry conditions in the area suspended testing operations on the lower Forbes zone which are expected to resume immediately pending favorable weather.

The Company also confirms flow test operations on the first well have been completed. Gas sales from this well are expected to begin later this month and production is anticipated to be in excess of 2,000 MCFPD.

The operator has also advised that the replacement well for the third well has been spudded. The recently drilled third well of this program had very encouraging gas shows in the Kione and the deeper Forbes formation but suffered mechanical problems due to gas pressures (up to 1,800 units) in the hole prior to running electric logs. It became prudent to abandon and shut-in this well to avoid serious injury or a potential gas blowout.

"We are obviously very pleased with these flow test results since it confirms our belief that there is significant untapped potential in the East Corning field" says Daryl Pollock. "We are confirming the northerly extension of the Rice Creek field as it continues northward through Olympic's large 6,500 acre property. With these early positive results, we look forward to a highly successful drilling program over the coming months."

This multiple well drill program is designed to test the results of the Company's recent 3D seismic shoot over the 6,500 acre East Corning land package. In keeping with its corporate strategy, Olympic has farmed out a portion of its interest in these wells. Olympic holds a 17% working interest in the initial wells of this program.

To find out more about Olympic Resources Ltd. (CDNX: ORL, OTC: OLYRF), visit our website at www.orlresources.com.

OLYMPIC RESOURCES LTD.

Daryl Pollock

Daryl Pollock,
President

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.
WARNING: The Company relies on litigation protection for "forward looking" statements. Actual results could differ materially from those described in the news release as a result of numerous factors, some of which are outside the control of the Company.

525 - 999 West Hastings Street Vancouver, B.C. Canada V6C 2W2 Tel. (604) 689-1810 Fax (604) 689-1817
Toll free U.S./Canada 1-800-570-8733

OLYMPIC RESOURCES LTD.

NEWS RELEASE
Date: June 5, 2002

TSX: ORL
OTCBB: OLYRF

EAST CORNING WELL FLOW TESTS AT 1,500 MCFPD

For Immediate Release

Olympic and partners are pleased to announce that flow test results have been received from the first well of a multiple well drill program on the East Corning Property in Tehama County, California. The uppermost zone tested with a sustained rate of 800 MCF per day and similar rates are expected from the lower zone for combined anticipated production in excess of 1500 MCF per day. This well encountered five separate approximately 10 foot gas-charged intervals in addition to several other lesser intervals of potentially economic gas.

Flow testing of the second well in this program will commence immediately and results should be available within one week.

The recently drilled third well of this program had very encouraging gas shows in the Kione and the deeper Forbes formation but suffered mechanical problems due to gas pressures (up to 1,800 units) in the hole prior to running electric logs. It became prudent to abandon this well to avoid serious injury or a potential gas blowout and start anew with a twin well nearby. Construction for a replacement well is presently underway and drilling will commence as soon as possible.

This multiple well drill program is designed to test the results of the Company's recent 3D seismic shoot over the 6,500 acre East Corning land package. In keeping with its corporate strategy, Olympic has farmed out a portion of its interest in these wells. Olympic holds a 17% working interest in the initial wells of this program.

To find out more about Olympic Resources Ltd. (CDNX: ORL, OTC: OLYRF), visit our website at www.orlresources.com.

OLYMPIC RESOURCES LTD.

Daryl Pollock

Daryl Pollock,
President

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.

WARNING: The Company relies on litigation protection for "forward looking" statements. Actual results could differ materially from those described in the news release as a result of numerous factors, some of which are outside the control of the Company.

525 - 999 West Hastings Street Vancouver, B.C. Canada V6C 2W2 Tel. (604) 689-1810 Fax (604) 689-1817
Toll free U.S./Canada 1-800-570-8733

OLYMPIC RESOURCES LTD.

NEWS RELEASE
Date: June 27, 2002

TSX: ORL
OTCBB: OLYRF

EAST CORNING PROJECT UPDATE

For Immediate Release

Olympic reports flow test results from the third well of a multiple well drill program on the East Corning Property in Tehama County, California. Results from two zones tested at sustained commercial rates. Results from the two previous wells have also tested at commercial rates.

The Company also confirms gas sales from the first well have commenced with production at approximately 2,000 MCFPD. The other two wells are now shut in and awaiting a pipeline connection.

The fourth well of the program has finished drilling. Production casing was run after encouraging gas shows and electric log profiles were obtained. Flow testing is expected shortly.

Due to the sensitive, confidential nature of the geological and engineering details surrounding the East Corning project, the partners have agreed to release information of a more general nature until a brief production history makes possible a more accurate assessment of the full potential of this project.

This multiple well drill program is designed to test the results of the Company's recent 3D seismic shoot over the 6,500 acre East Corning land package. In keeping with its corporate strategy, Olympic has farmed out a portion of its interest in these wells. Olympic holds a 17% working interest in the initial wells of this program.

To find out more about Olympic Resources Ltd. (TSX: ORL, OTC: OLYRF), visit our website at www.orlresources.com.

OLYMPIC RESOURCES LTD.

Patrick Forseille,
Director

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.
WARNING: The Company relies on litigation protection for "forward looking" statements. Actual results could differ materially from those described in the news release as a result of numerous factors, some of which are outside the control of the Company.

525 - 999 West Hastings Street Vancouver, B.C. Canada V6C 2W2 Tel. (604) 689-1810 Fax (604) 689-1817
Toll free U.S./Canada 1-800-570-8733

OLYMPIC RESOURCES LTD.

NEWS RELEASE
Date: June 18, 2002

TSX: ORL
OTCBB: OLYRF

RESULTS FROM EAST CORNING PROJECT

For Immediate Release

Olympic reports flow test results from the second well of a multiple well drill program on the East Corning Property in Tehama County, California. Combined results from both the upper and lower zones tested at sustained commercial rates.

The Company also confirms flow test operations on the first well have been completed. Gas sales from this well are expected to begin later this month and production is anticipated to be approximately 2,000 MCFPD. Both tested wells are now shut in and awaiting a pipeline connection.

The replacement well for the third well, which was ultimately plugged due to mechanical problems, has finished drilling. Production casing was run in this fourth well after encouraging gas shows and electric log profiles were obtained. Flow testing is expected shortly.

The rig will be moving to the fifth location and will commence drilling in a few days.

Due to the sensitive, confidential nature of the geological and engineering details surrounding the East Corning project, the partners have agreed to release information of a more general nature until a brief production history makes possible a more accurate assessment of the full potential of this project.

This multiple well drill program is designed to test the results of the Company's recent 3D seismic shoot over the 6,500 acre East Corning land package. In keeping with its corporate strategy, Olympic has farmed out a portion of its interest in these wells. Olympic holds a 17% working interest in the initial wells of this program.

To find out more about Olympic Resources Ltd. (CDNX: ORL, OTC: OLYRF), visit our website at www.orlresources.com.

OLYMPIC RESOURCES LTD.

Daryl Pollock

Daryl Pollock,
President

525 - 999 West Hastings Street Vancouver, B.C. Canada V6C 2W2 Tel. (604) 689-1810 Fax (604) 689-1817
Toll free U.S./Canada 1-800-570-8733

OLYMPIC RESOURCES LTD.

TSX: ORL
OTCBB: OLYRF

Date: June 17, 2002

RE: PRIVATE PLACEMENT

FOR IMMEDIATE RELEASE

Further to the news release dated April 9, 2002, the Company has completed a private placement of 1,200,000 units at $0.25 per unit. Each unit consists of one common share of the Company and one two-year non-transferable share purchase warrant. Each warrant entitles the holder to purchase one additional common share of the Company for $0.35

Proceeds of this placement will be used to advance the Company's primary oil and gas properties located in California, new properties that the Company is considering, and for working capital purposes.

To find out more about Olympic Resources Ltd., (TSX: ORL, OTCBB: OLYRF) visit our website at www.orlresources.com

OLYMPIC RESOURCES LTD.

Daryl Pollock

Daryl Pollock
President

525 - 999 West Hastings Street Vancouver, B.C. Canada V6C 2W2 Tel. (604) 689-1810 Fax (604) 689-1817
Toll free U.S./Canada 1-800-570-8733

OLYMPIC RESOURCES LTD.

NEWS RELEASE
Date: June 12, 2002

TSX: ORL
OTCBB: OLYRF

OLYMPIC ANNOUNCES A SIGNIFICANT GAS DISCOVERY AT EAST CORNING

For Immediate Release

Olympic confirms initial flow test results from the second well of a multiple well drill program on the East Corning Property in Tehama County, California. Initial flow test results from the upper Forbes zone tested at a sustained rate in excess of 3,000 MCFPD. High winds and dry conditions in the area suspended testing operations on the lower Forbes zone which are expected to resume immediately pending favorable weather.

The Company also confirms flow test operations on the first well have been completed. Gas sales from this well are expected to begin later this month and production is anticipated to be in excess of 2,000 MCFPD.

The operator has also advised that the replacement well for the third well has been spudded. The recently drilled third well of this program had very encouraging gas shows in the Kione and the deeper Forbes formation but suffered mechanical problems due to gas pressures (up to 1,800 units) in the hole prior to running electric logs. It became prudent to abandon and shut-in this well to avoid serious injury or a potential gas blowout.

"We are obviously very pleased with these flow test results since it confirms our belief that there is significant untapped potential in the East Corning field" says Daryl Pollock. "We are confirming the northerly extension of the Rice Creek field as it continues northward through Olympic's large 6,500 acre property. With these early positive results, we look forward to a highly successful drilling program over the coming months."

This multiple well drill program is designed to test the results of the Company's recent 3D seismic shoot over the 6,500 acre East Corning land package. In keeping with its corporate strategy, Olympic has farmed out a portion of its interest in these wells. Olympic holds a 17% working interest in the initial wells of this program.

To find out more about Olympic Resources Ltd. (CDNX: ORL, OTC: OLYRF), visit our website at www.orlresources.com.

OLYMPIC RESOURCES LTD.

Daryl Pollock

Daryl Pollock,
President

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.
WARNING: The Company relies on litigation protection for "forward looking" statements. Actual results could differ materially from those described in the news release as a result of numerous factors, some of which are outside the control of the Company.

525 - 999 West Hastings Street Vancouver, B.C. Canada V6C 2W2 Tel. (604) 689-1810 Fax (604) 689-1817
Toll free U.S./Canada 1-800-570-8733

OLYMPIC RESOURCES LTD.

NEWS RELEASE
Date: June 5, 2002

TSX: ORL
OTCBB: OLYRF

EAST CORNING WELL FLOW TESTS AT 1,500 MCFPD

For Immediate Release

Olympic and partners are pleased to announce that flow test results have been received from the first well of a multiple well drill program on the East Corning Property in Tehama County, California. The uppermost zone tested with a sustained rate of 800 MCF per day and similar rates are expected from the lower zone for combined anticipated production in excess of 1500 MCF per day. This well encountered five separate approximately 10 foot gas-charged intervals in addition to several other lesser intervals of potentially economic gas.

Flow testing of the second well in this program will commence immediately and results should be available within one week.

The recently drilled third well of this program had very encouraging gas shows in the Kione and the deeper Forbes formation but suffered mechanical problems due to gas pressures (up to 1,800 units) in the hole prior to running electric logs. It became prudent to abandon this well to avoid serious injury or a potential gas blowout and start anew with a twin well nearby. Construction for a replacement well is presently underway and drilling will commence as soon as possible.

This multiple well drill program is designed to test the results of the Company's recent 3D seismic shoot over the 6,500 acre East Corning land package. In keeping with its corporate strategy, Olympic has farmed out a portion of its interest in these wells. Olympic holds a 17% working interest in the initial wells of this program.

To find out more about Olympic Resources Ltd. (CDNX: ORL, OTC: OLYRF), visit our website at www.orlresources.com.

OLYMPIC RESOURCES LTD.

Daryl Pollock

Daryl Pollock,
President

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.

WARNING: The Company relies on litigation protection for "forward looking" statements. Actual results could differ materially from those described in the news release as a result of numerous factors, some of which are outside the control of the Company.

525 - 999 West Hastings Street Vancouver, B.C. Canada V6C 2W2 Tel. (604) 689-1810 Fax (604) 689-1817
Toll free U.S./Canada 1-800-570-8733

OLYMPIC RESOURCES LTD.

NEWS RELEASE
Date: June 27, 2002

TSX: ORL
OTCBB: OLYRF

EAST CORNING PROJECT UPDATE

For Immediate Release

Olympic reports flow test results from the third well of a multiple well drill program on the East Corning Property in Tehama County, California. Results from two zones tested at sustained commercial rates. Results from the two previous wells have also tested at commercial rates.

The Company also confirms gas sales from the first well have commenced with production at approximately 2,000 MCFPD. The other two wells are now shut in and awaiting a pipeline connection.

The fourth well of the program has finished drilling. Production casing was run after encouraging gas shows and electric log profiles were obtained. Flow testing is expected shortly.

Due to the sensitive, confidential nature of the geological and engineering details surrounding the East Corning project, the partners have agreed to release information of a more general nature until a brief production history makes possible a more accurate assessment of the full potential of this project.

This multiple well drill program is designed to test the results of the Company's recent 3D seismic shoot over the 6,500 acre East Corning land package. In keeping with its corporate strategy, Olympic has farmed out a portion of its interest in these wells. Olympic holds a 17% working interest in the initial wells of this program.

To find out more about Olympic Resources Ltd. (TSX: ORL, OTC: OLYRF), visit our website at www.orlresources.com.

OLYMPIC RESOURCES LTD.

Patrick Forseille,
Director

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.
WARNING: The Company relies on litigation protection for "forward looking" statements. Actual results could differ materially from those described in the news release as a result of numerous factors, some of which are outside the control of the Company.

525 - 999 West Hastings Street Vancouver, B.C. Canada V6C 2W2 Tel. (604) 689-1810 Fax (604) 689-1817
Toll free U.S./Canada 1-800-570-8733

OLYMPIC RESOURCES LTD.

NEWS RELEASE
Date: June 18, 2002

TSX: ORL
OTCBB: OLYRF

RESULTS FROM EAST CORNING PROJECT

For Immediate Release

Olympic reports flow test results from the second well of a multiple well drill program on the East Corning Property in Tehama County, California. Combined results from both the upper and lower zones tested at sustained commercial rates.

The Company also confirms flow test operations on the first well have been completed. Gas sales from this well are expected to begin later this month and production is anticipated to be approximately 2,000 MCFPD. Both tested wells are now shut in and awaiting a pipeline connection.

The replacement well for the third well, which was ultimately plugged due to mechanical problems, has finished drilling. Production casing was run in this fourth well after encouraging gas shows and electric log profiles were obtained. Flow testing is expected shortly.

The rig will be moving to the fifth location and will commence drilling in a few days.

Due to the sensitive, confidential nature of the geological and engineering details surrounding the East Corning project, the partners have agreed to release information of a more general nature until a brief production history makes possible a more accurate assessment of the full potential of this project.

This multiple well drill program is designed to test the results of the Company's recent 3D seismic shoot over the 6,500 acre East Corning land package. In keeping with its corporate strategy, Olympic has farmed out a portion of its interest in these wells. Olympic holds a 17% working interest in the initial wells of this program.

To find out more about Olympic Resources Ltd. (CDNX: ORL, OTC: OLYRF), visit our website at www.orlresources.com.

OLYMPIC RESOURCES LTD.

Daryl Pollock

Daryl Pollock,
President

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.
WARNING: The Company relies on litigation protection for "forward looking" statements. Actual results could differ materially from those described in the news release as a result of numerous factors, some of which are outside the control of the Company.

525 - 999 West Hastings Street Vancouver, B.C. Canada V6C 2W2 Tel. (604) 689-1810 Fax (604) 689-1817
Toll free U.S./Canada 1-800-570-8733

OLYMPIC RESOURCES LTD.

TSX: ORL
OTCBB: OLYRF

Date: June 17, 2002

RE: PRIVATE PLACEMENT

FOR IMMEDIATE RELEASE

Further to the news release dated April 9, 2002, the Company has completed a private placement of 1,200,000 units at $0.25 per unit. Each unit consists of one common share of the Company and one two-year non-transferable share purchase warrant. Each warrant entitles the holder to purchase one additional common share of the Company for $0.35

Proceeds of this placement will be used to advance the Company's primary oil and gas properties located in California, new properties that the Company is considering, and for working capital purposes.

To find out more about Olympic Resources Ltd., (TSX: ORL, OTCBB: OLYRF) visit our website at www.orlresources.com

OLYMPIC RESOURCES LTD.

Daryl Pollock

Daryl Pollock
President

525 - 999 West Hastings Street Vancouver, B.C. Canada V6C 2W2 Tel. (604) 689-1810 Fax (604) 689-1817
Toll free U.S./Canada 1-800-570-8733

OLYMPIC RESOURCES LTD.

NEWS RELEASE
Date: June 12, 2002

TSX: ORL
OTCBB: OLYRF

OLYMPIC ANNOUNCES A SIGNIFICANT GAS DISCOVERY AT EAST CORNING

For Immediate Release

Olympic confirms initial flow test results from the second well of a multiple well drill program on the East Corning Property in Tehama County, California. Initial flow test results from the upper Forbes zone tested at a sustained rate in excess of 3,000 MCFPD. High winds and dry conditions in the area suspended testing operations on the lower Forbes zone which are expected to resume immediately pending favorable weather.

The Company also confirms flow test operations on the first well have been completed. Gas sales from this well are expected to begin later this month and production is anticipated to be in excess of 2,000 MCFPD.

The operator has also advised that the replacement well for the third well has been spudded. The recently drilled third well of this program had very encouraging gas shows in the Kione and the deeper Forbes formation but suffered mechanical problems due to gas pressures (up to 1,800 units) in the hole prior to running electric logs. It became prudent to abandon and shut-in this well to avoid serious injury or a potential gas blowout.

"We are obviously very pleased with these flow test results since it confirms our belief that there is significant untapped potential in the East Corning field" says Daryl Pollock. "We are confirming the northerly extension of the Rice Creek field as it continues northward through Olympic's large 6,500 acre property. With these early positive results, we look forward to a highly successful drilling program over the coming months."

This multiple well drill program is designed to test the results of the Company's recent 3D seismic shoot over the 6,500 acre East Corning land package. In keeping with its corporate strategy, Olympic has farmed out a portion of its interest in these wells. Olympic holds a 17% working interest in the initial wells of this program.

To find out more about Olympic Resources Ltd. (CDNX: ORL, OTC: OLYRF), visit our website at www.orlresources.com.

OLYMPIC RESOURCES LTD.

Daryl Pollock

Daryl Pollock,
President

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.
WARNING: The Company relies on litigation protection for "forward looking" statements. Actual results could differ materially from those described in the news release as a result of numerous factors, some of which are outside the control of the Company.

525 - 999 West Hastings Street Vancouver, B.C. Canada V6C 2W2 Tel. (604) 689-1810 Fax (604) 689-1817
Toll free U.S./Canada 1-800-570-8733

OLYMPIC RESOURCES LTD.

NEWS RELEASE
Date: June 5, 2002

TSX: ORL
OTCBB: OLYRF

EAST CORNING WELL FLOW TESTS AT 1,500 MCFPD

For Immediate Release

Olympic and partners are pleased to announce that flow test results have been received from the first well of a multiple well drill program on the East Corning Property in Tehama County, California. The uppermost zone tested with a sustained rate of 800 MCF per day and similar rates are expected from the lower zone for combined anticipated production in excess of 1500 MCF per day. This well encountered five separate approximately 10 foot gas-charged intervals in addition to several other lesser intervals of potentially economic gas.

Flow testing of the second well in this program will commence immediately and results should be available within one week.

The recently drilled third well of this program had very encouraging gas shows in the Kione and the deeper Forbes formation but suffered mechanical problems due to gas pressures (up to 1,800 units) in the hole prior to running electric logs. It became prudent to abandon this well to avoid serious injury or a potential gas blowout and start anew with a twin well nearby. Construction for a replacement well is presently underway and drilling will commence as soon as possible.

This multiple well drill program is designed to test the results of the Company's recent 3D seismic shoot over the 6,500 acre East Corning land package. In keeping with its corporate strategy, Olympic has farmed out a portion of its interest in these wells. Olympic holds a 17% working interest in the initial wells of this program.

To find out more about Olympic Resources Ltd. (CDNX: ORL, OTC: OLYRF), visit our website at www.orlresources.com.

OLYMPIC RESOURCES LTD.

Daryl Pollock

Daryl Pollock,
President

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.

WARNING: The Company relies on litigation protection for "forward looking" statements. Actual results could differ materially from those described in the news release as a result of numerous factors, some of which are outside the control of the Company.

525 - 999 West Hastings Street Vancouver, B.C. Canada V6C 2W2 Tel. (604) 689-1810 Fax (604) 689-1817
Toll free U.S./Canada 1-800-570-8733

OLYMPIC RESOURCES LTD.

RECEIVED
JUL 1 2 2002
SEC MAIL PROCESSING
WASH. D.C. 155 SEC

NEWS RELEASE
Date: June 27, 2002

TSX: ORL
OTCBB: OLYRF

EAST CORNING PROJECT UPDATE

For Immediate Release

Olympic reports flow test results from the third well of a multiple well drill program on the East Corning Property in Tehama County, California. Results from two zones tested at sustained commercial rates. Results from the two previous wells have also tested at commercial rates.

The Company also confirms gas sales from the first well have commenced with production at approximately 2,000 MCFPD. The other two wells are now shut in and awaiting a pipeline connection.

The fourth well of the program has finished drilling. Production casing was run after encouraging gas shows and electric log profiles were obtained. Flow testing is expected shortly.

Due to the sensitive, confidential nature of the geological and engineering details surrounding the East Corning project, the partners have agreed to release information of a more general nature until a brief production history makes possible a more accurate assessment of the full potential of this project.

This multiple well drill program is designed to test the results of the Company's recent 3D seismic shoot over the 6,500 acre East Corning land package. In keeping with its corporate strategy, Olympic has farmed out a portion of its interest in these wells. Olympic holds a 17% working interest in the initial wells of this program.

To find out more about Olympic Resources Ltd. (TSX: ORL, OTC: OLYRF), visit our website at www.orlresources.com.

OLYMPIC RESOURCES LTD.

Patrick Forseille,
Director

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.
WARNING: The Company relies on litigation protection for "forward looking" statements. Actual results could differ materially from those described in the news release as a result of numerous factors, some of which are outside the control of the Company.

525 - 999 West Hastings Street Vancouver, B.C. Canada V6C 2W2 Tel. (604) 689-1810 Fax (604) 689-1817
Toll free U.S./Canada 1-800-570-8733

OLYMPIC RESOURCES LTD.

NEWS RELEASE
Date: June 18, 2002

TSX: ORL
OTCBB: OLYRF

RESULTS FROM EAST CORNING PROJECT

For Immediate Release

Olympic reports flow test results from the second well of a multiple well drill program on the East Corning Property in Tehama County, California. Combined results from both the upper and lower zones tested at sustained commercial rates.

The Company also confirms flow test operations on the first well have been completed. Gas sales from this well are expected to begin later this month and production is anticipated to be approximately 2,000 MCFPD. Both tested wells are now shut in and awaiting a pipeline connection.

The replacement well for the third well, which was ultimately plugged due to mechanical problems, has finished drilling. Production casing was run in this fourth well after encouraging gas shows and electric log profiles were obtained. Flow testing is expected shortly.

The rig will be moving to the fifth location and will commence drilling in a few days.

Due to the sensitive, confidential nature of the geological and engineering details surrounding the East Corning project, the partners have agreed to release information of a more general nature until a brief production history makes possible a more accurate assessment of the full potential of this project.

This multiple well drill program is designed to test the results of the Company's recent 3D seismic shoot over the 6,500 acre East Corning land package. In keeping with its corporate strategy, Olympic has farmed out a portion of its interest in these wells. Olympic holds a 17% working interest in the initial wells of this program.

To find out more about Olympic Resources Ltd. (CDNX: ORL, OTC: OLYRF), visit our website at www.orlresources.com.

OLYMPIC RESOURCES LTD.

Daryl Pollock

Daryl Pollock,
President

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.
WARNING: The Company relies on litigation protection for "forward looking" statements. Actual results could differ materially from those described in the news release as a result of numerous factors, some of which are outside the control of the Company.

525 - 999 West Hastings Street Vancouver, B.C. Canada V6C 2W2 Tel. (604) 689-1810 Fax (604) 689-1817
Toll free U.S./Canada 1-800-570-8733

OLYMPIC RESOURCES LTD.

TSX: ORL
OTCBB: OLYRF

Date: June 17, 2002

RE: PRIVATE PLACEMENT

FOR IMMEDIATE RELEASE

Further to the news release dated April 9, 2002, the Company has completed a private placement of 1,200,000 units at $0.25 per unit. Each unit consists of one common share of the Company and one two-year non-transferable share purchase warrant. Each warrant entitles the holder to purchase one additional common share of the Company for $0.35

Proceeds of this placement will be used to advance the Company's primary oil and gas properties located in California, new properties that the Company is considering, and for working capital purposes.

To find out more about Olympic Resources Ltd., (TSX: ORL, OTCBB: OLYRF) visit our website at www.orlresources.com

OLYMPIC RESOURCES LTD.

Daryl Pollock

Daryl Pollock
President

525 - 999 West Hastings Street Vancouver, B.C. Canada V6C 2W2 Tel. (604) 689-1810 Fax (604) 689-1817
Toll free U.S./Canada 1-800-570-8733

NEWS RELEASE
Date: June 12, 2002

TSX: ORL
OTCBB: OLYRF

OLYMPIC ANNOUNCES A SIGNIFICANT GAS DISCOVERY AT EAST CORNING

For Immediate Release

Olympic confirms initial flow test results from the second well of a multiple well drill program on the East Corning Property in Tehama County, California. Initial flow test results from the upper Forbes zone tested at a sustained rate in excess of 3,000 MCFPD. High winds and dry conditions in the area suspended testing operations on the lower Forbes zone which are expected to resume immediately pending favorable weather.

The Company also confirms flow test operations on the first well have been completed. Gas sales from this well are expected to begin later this month and production is anticipated to be in excess of 2,000 MCFPD.

The operator has also advised that the replacement well for the third well has been spudded. The recently drilled third well of this program had very encouraging gas shows in the Kione and the deeper Forbes formation but suffered mechanical problems due to gas pressures (up to 1,800 units) in the hole prior to running electric logs. It became prudent to abandon and shut-in this well to avoid serious injury or a potential gas blowout.

"We are obviously very pleased with these flow test results since it confirms our belief that there is significant untapped potential in the East Corning field" says Daryl Pollock. "We are confirming the northerly extension of the Rice Creek field as it continues northward through Olympic's large 6,500 acre property. With these early positive results, we look forward to a highly successful drilling program over the coming months."

This multiple well drill program is designed to test the results of the Company's recent 3D seismic shoot over the 6,500 acre East Corning land package. In keeping with its corporate strategy, Olympic has farmed out a portion of its interest in these wells. Olympic holds a 17% working interest in the initial wells of this program.

To find out more about Olympic Resources Ltd. (CDNX: ORL, OTC: OLYRF), visit our website at www.orlresources.com.

OLYMPIC RESOURCES LTD.

Daryl Pollock

Daryl Pollock,
President

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.
WARNING: The Company relies on litigation protection for "forward looking" statements. Actual results could differ materially from those described in the news release as a result of numerous factors, some of which are outside the control of the Company.

525 - 999 West Hastings Street Vancouver, B.C. Canada V6C 2W2 Tel. (604) 689-1810 Fax (604) 689-1817
Toll free U.S./Canada 1-800-570-8733

OLYMPIC RESOURCES LTD.

NEWS RELEASE
Date: June 5, 2002

TSX: ORL
OTCBB: OLYRF

EAST CORNING WELL FLOW TESTS AT 1,500 MCFPD

For Immediate Release

Olympic and partners are pleased to announce that flow test results have been received from the first well of a multiple well drill program on the East Corning Property in Tehama County, California. The uppermost zone tested with a sustained rate of 800 MCF per day and similar rates are expected from the lower zone for combined anticipated production in excess of 1500 MCF per day. This well encountered five separate approximately 10 foot gas-charged intervals in addition to several other lesser intervals of potentially economic gas.

Flow testing of the second well in this program will commence immediately and results should be available within one week.

The recently drilled third well of this program had very encouraging gas shows in the Kione and the deeper Forbes formation but suffered mechanical problems due to gas pressures (up to 1,800 units) in the hole prior to running electric logs. It became prudent to abandon this well to avoid serious injury or a potential gas blowout and start anew with a twin well nearby. Construction for a replacement well is presently underway and drilling will commence as soon as possible.

This multiple well drill program is designed to test the results of the Company's recent 3D seismic shoot over the 6,500 acre East Corning land package. In keeping with its corporate strategy, Olympic has farmed out a portion of its interest in these wells. Olympic holds a 17% working interest in the initial wells of this program.

To find out more about Olympic Resources Ltd. (CDNX: ORL, OTC: OLYRF), visit our website at www.orlresources.com.

OLYMPIC RESOURCES LTD.

Daryl Pollock

Daryl Pollock,
President

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.

525 - 999 West Hastings Street Vancouver, B.C. Canada V6C 2W2 Tel. (604) 689-1810 Fax (604) 689-1817
Toll free U.S./Canada 1-800-570-8733

OLYMPIC RESOURCES LTD.

NEWS RELEASE
Date: June 27, 2002

TSX: ORL
OTCBB: OLYRF

EAST CORNING PROJECT UPDATE

For Immediate Release

Olympic reports flow test results from the third well of a multiple well drill program on the East Corning Property in Tehama County, California. Results from two zones tested at sustained commercial rates. Results from the two previous wells have also tested at commercial rates.

The Company also confirms gas sales from the first well have commenced with production at approximately 2,000 MCFPD. The other two wells are now shut in and awaiting a pipeline connection.

The fourth well of the program has finished drilling. Production casing was run after encouraging gas shows and electric log profiles were obtained. Flow testing is expected shortly.

Due to the sensitive, confidential nature of the geological and engineering details surrounding the East Corning project, the partners have agreed to release information of a more general nature until a brief production history makes possible a more accurate assessment of the full potential of this project.

This multiple well drill program is designed to test the results of the Company's recent 3D seismic shoot over the 6,500 acre East Corning land package. In keeping with its corporate strategy, Olympic has farmed out a portion of its interest in these wells. Olympic holds a 17% working interest in the initial wells of this program.

To find out more about Olympic Resources Ltd. (TSX: ORL, OTC: OLYRF), visit our website at www.orlresources.com.

OLYMPIC RESOURCES LTD.

Patrick Forseille,
Director

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.
WARNING: The Company relies on litigation protection for "forward looking" statements. Actual results could differ materially from those described in the news release as a result of numerous factors, some of which are outside the control of the Company.

525 - 999 West Hastings Street Vancouver, B.C. Canada V6C 2W2 Tel. (604) 689-1810 Fax (604) 689-1817
Toll free U.S./Canada 1-800-570-8733

OLYMPIC RESOURCES LTD.

NEWS RELEASE
Date: June 18, 2002

TSX: ORL
OTCBB: OLYRF

RESULTS FROM EAST CORNING PROJECT

For Immediate Release

Olympic reports flow test results from the second well of a multiple well drill program on the East Corning Property in Tehama County, California. Combined results from both the upper and lower zones tested at sustained commercial rates.

The Company also confirms flow test operations on the first well have been completed. Gas sales from this well are expected to begin later this month and production is anticipated to be approximately 2,000 MCFPD. Both tested wells are now shut in and awaiting a pipeline connection.

The replacement well for the third well, which was ultimately plugged due to mechanical problems, has finished drilling. Production casing was run in this fourth well after encouraging gas shows and electric log profiles were obtained. Flow testing is expected shortly.

The rig will be moving to the fifth location and will commence drilling in a few days.

Due to the sensitive, confidential nature of the geological and engineering details surrounding the East Corning project, the partners have agreed to release information of a more general nature until a brief production history makes possible a more accurate assessment of the full potential of this project.

This multiple well drill program is designed to test the results of the Company's recent 3D seismic shoot over the 6,500 acre East Corning land package. In keeping with its corporate strategy, Olympic has farmed out a portion of its interest in these wells. Olympic holds a 17% working interest in the initial wells of this program.

To find out more about Olympic Resources Ltd. (CDNX: ORL, OTC: OLYRF), visit our website at www.orlresources.com.

OLYMPIC RESOURCES LTD.

Daryl Pollock

Daryl Pollock,
President

525 - 999 West Hastings Street Vancouver, B.C. Canada V6C 2W2 Tel. (604) 689-1810 Fax (604) 689-1817
Toll free U.S./Canada 1-800-570-8733

OLYMPIC RESOURCES LTD.

TSX: ORL
OTCBB: OLYRF

Date: June 17, 2002

RE: PRIVATE PLACEMENT

FOR IMMEDIATE RELEASE

Further to the news release dated April 9, 2002, the Company has completed a private placement of 1,200,000 units at $0.25 per unit. Each unit consists of one common share of the Company and one two-year non-transferable share purchase warrant. Each warrant entitles the holder to purchase one additional common share of the Company for $0.35

Proceeds of this placement will be used to advance the Company's primary oil and gas properties located in California, new properties that the Company is considering, and for working capital purposes.

To find out more about Olympic Resources Ltd., (TSX: ORL, OTCBB: OLYRF) visit our website at www.orlresources.com

OLYMPIC RESOURCES LTD.

Daryl Pollock

Daryl Pollock
President

525 - 999 West Hastings Street Vancouver, B.C. Canada V6C 2W2 Tel. (604) 689-1810 Fax (604) 689-1817
Toll free U.S./Canada 1-800-570-8733

OLYMPIC RESOURCES LTD.

NEWS RELEASE
Date: June 12, 2002

TSX: ORL
OTCBB: OLYRF

OLYMPIC ANNOUNCES A SIGNIFICANT GAS DISCOVERY AT EAST CORNING

For Immediate Release

Olympic confirms initial flow test results from the second well of a multiple well drill program on the East Corning Property in Tehama County, California. Initial flow test results from the upper Forbes zone tested at a sustained rate in excess of 3,000 MCFPD. High winds and dry conditions in the area suspended testing operations on the lower Forbes zone which are expected to resume immediately pending favorable weather.

The Company also confirms flow test operations on the first well have been completed. Gas sales from this well are expected to begin later this month and production is anticipated to be in excess of 2,000 MCFPD.

The operator has also advised that the replacement well for the third well has been spudded. The recently drilled third well of this program had very encouraging gas shows in the Kione and the deeper Forbes formation but suffered mechanical problems due to gas pressures (up to 1,800 units) in the hole prior to running electric logs. It became prudent to abandon and shut-in this well to avoid serious injury or a potential gas blowout.

"We are obviously very pleased with these flow test results since it confirms our belief that there is significant untapped potential in the East Corning field" says Daryl Pollock. "We are confirming the northerly extension of the Rice Creek field as it continues northward through Olympic's large 6,500 acre property. With these early positive results, we look forward to a highly successful drilling program over the coming months."

This multiple well drill program is designed to test the results of the Company's recent 3D seismic shoot over the 6,500 acre East Corning land package. In keeping with its corporate strategy, Olympic has farmed out a portion of its interest in these wells. Olympic holds a 17% working interest in the initial wells of this program.

To find out more about Olympic Resources Ltd. (CDNX: ORL, OTC: OLYRF), visit our website at www.orlresources.com.

OLYMPIC RESOURCES LTD.

Daryl Pollock

Daryl Pollock,
President

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.
WARNING: The Company relies on litigation protection for "forward looking" statements. Actual results could differ materially from those described in the news release as a result of numerous factors, some of which are outside the control of the Company.

525 - 999 West Hastings Street Vancouver, B.C. Canada V6C 2W2 Tel. (604) 689-1810 Fax (604) 689-1817
Toll free U.S./Canada 1-800-570-8733

OLYMPIC RESOURCES LTD.

NEWS RELEASE
Date: June 5, 2002

TSX: ORL
OTCBB: OLYRF

EAST CORNING WELL FLOW TESTS AT 1,500 MCFPD

For Immediate Release

Olympic and partners are pleased to announce that flow test results have been received from the first well of a multiple well drill program on the East Corning Property in Tehama County, California. The uppermost zone tested with a sustained rate of 800 MCF per day and similar rates are expected from the lower zone for combined anticipated production in excess of 1500 MCF per day. This well encountered five separate approximately 10 foot gas-charged intervals in addition to several other lesser intervals of potentially economic gas.

Flow testing of the second well in this program will commence immediately and results should be available within one week.

The recently drilled third well of this program had very encouraging gas shows in the Kione and the deeper Forbes formation but suffered mechanical problems due to gas pressures (up to 1,800 units) in the hole prior to running electric logs. It became prudent to abandon this well to avoid serious injury or a potential gas blowout and start anew with a twin well nearby. Construction for a replacement well is presently underway and drilling will commence as soon as possible.

This multiple well drill program is designed to test the results of the Company's recent 3D seismic shoot over the 6,500 acre East Corning land package. In keeping with its corporate strategy, Olympic has farmed out a portion of its interest in these wells. Olympic holds a 17% working interest in the initial wells of this program.

To find out more about Olympic Resources Ltd. (CDNX: ORL, OTC: OLYRF), visit our website at www.orlresources.com.

OLYMPIC RESOURCES LTD.

Daryl Pollock

Daryl Pollock,
President

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.

WARNING: The Company relies on litigation protection for "forward looking" statements. Actual results could differ materially from those described in the news release as a result of numerous factors, some of which are outside the control of the Company.

525 - 999 West Hastings Street Vancouver, B.C. Canada V6C 2W2 Tel. (604) 689-1810 Fax (604) 689-1817
Toll free U.S./Canada 1-800-570-8733

This is the form required under Section 139 of the *Securities Rules* and, if applicable, by an order issued under Section 76 of the *Securities Act*.

BC FORM 45-902F

Securities Act

REPORT OF EXEMPT DISTRIBUTION

(Please refer to the instructions before completing the information below.)

Report of a distribution of a security under section 74(2)(1) to (5), (8) to (10), (11)(i), (14), (16)(i), (18), (19) or (23) to (26) of the *Securities Act*, R.S.B.C. 1996, c. 418 (the "*Act*"), or Section 128(a), (b), (c) or (e) to (h) of the *Securities Rules*, R.B.C. Reg. 194/97 (the "*Rules*") or, if applicable, by an order issued under Section 76 of the *Securities Act*.

1. Name, address and telephone number of the issuer of the security distributed (the "*Issuer*"):

   OLYMPIC RESOURCES LTD.
   525 – 999 W. Hastings Street
   Vancouver, B.C.
   V6C 2W2
   (604) 689-1810

2. State whether the Issuer is or is not an exchange issuer (ie. listed on the Canadian Venture Exchange, but not listed or quoted on any other stock exchange or trading or quotation system in Canada):

   The Issuer is an exchange issuer.

3. Describe the type of security (the "*Security*") and the aggregate number distributed:

   1,200,000 Units at a price of $0.25 per Unit. Each Unit consists of one common share and one two-year non-transferable share purchase warrant. Each share purchase warrant entitles the holder thereof to purchase an additional common share at a price of $0.35 per share for a period of two years from the date of issue.

4. Date of the distribution(s) of the security:

June 17, 2002.

5. Specify the section(s) of the *Act* or *Rules* and, if applicable, the date of the discretionary order or the blanket order number, or BC instrument number under which the distribution(s) of the security was made:

Section 74(2)(9) of the *Act*, Section 3.1 of MI 45-103, Section 128(h) of the *Rules*, and BCI 72-503.

6. If the distribution(s) of the security was made to 50 purchasers or less, circle and complete clause (a) of this section. If the distribution(s) of the security was made to more than 50 purchasers, circle clause (b) of this section:

(a)

Full Name and Residential Address of Purchaser	Number of Securities Purchased	Price per unit (Canadian $)	Total Purchase Price (Canadian $)	Section of *Act/Rules* and if applicable, Date of Discretionary Order or Blanket Order Number, or BC Instrument Number
Daryl Pollock 2927 Tower Hill West Vancouver, B.C. V7V 4W6	205,000 Units	$0.25/unit	$51,250	Section *74(2)(9)* of the *Act*
Canaccord Captial Corp. in trust for Daryl Pollock (RRSP Acct.# 25919153) 2200 – 609 Granville St. Vancouver, B.C. V6C 3B1	200,000 Units	$0.25/unit	$50,000	Section *74(2)(9)* of the *Act*
556369 B.C. Ltd. (beneficial owner – Daryl Pollock) 2927 Tower Hill West Vancouver, B.C. V7V 4W6	150,000 Units	$0.25/unit	$37,500	Section *74(2)(9)* of the *Act*

Wendy Pollock 2927 Tower Hill West Vancouver, B.C. V7V 4W6	100,000 Units	$0.25/unit	$25,000	Section 3.1 of *MI 45-103*
Jonway Investment Corp. 13556 – 18th Avenue Surrey, B.C. V4A 1W3	140,000 Units	$0.25/unit	$35,000	Section *74(2)(9)* of the *Act*
Patrick Forseille 501 – 1170 Harwood Street, Vancouver, B.C. V6E 1R8	30,000 Units	$0.25/unit	$7,500	Section *74(2)(9)* of the *Act*
Bev Funston #239 – 989 Lytton Street North Vancouver, B.C. V7H 2A6	10,000 Units	$0.25/unit	$2,500	Section *74(2)(9)* of the *Act*
S & P Admin Services (beneficial owners – Daryl Pollock and Rahoul Sharan) 525 – 999 W. Hastings St., Vancouver, B.C. V6C 2W2	100,000 Units	$0.25/unit	$25,000	Section *74(2)(9)* of the *Act*
Peter Jensen & Peggy Jensen 4656 Hoskins Road North Vancouver, B.C. V7K 2R1	40,000 Units	$0.25/unit	$10,000	Section *74(2)(9)* of the *Act*
Malcolm Bell 4170 Ripple Road West Vancouver, B.C. V7V 3L2	50,000 Units	$0.25/unit	$12,500	Section *74(2)(9)* of the *Act*
R. Clifford Wyatt 6045 Eagleridge Drive West Vancouver, B.C. V6W 1W7	50,000 Units	$0.25/unit	$12,500	Section *128(h)* Of the *Rules*
Andrew McConnell 336 Queens Drive, South, Newark, Ohio USA 43055	20,000 Units	$0.25/unit	$5,000	BCI *72-503*
Robert MacKay 7060 Woodcrest Place Delta, B.C., V4E 2P2	40,000 Units	$0.25/unit	$10,000	Section *128(h)* Of the *Rules*
Harvey Smith 3164 Fairmont Road North Vancouver, B.C. V7R 2W6	5,000 Units	$0.25/unit	$1,250	Section *74(2)(9)* of the *Act*

Dr. Rupert Perrin 2412 Driftwood Drive Las Vegas, Nevada USA 89107	60,000 Units	$0.25/unit	$15,000	BCI *72-503*

(b) The Issuer has prepared and certified a list of purchasers comprising the same information required by clause (a) of this section and a certified true copy of the list will be provided to the Commission upon request:

Not applicable.

7. State the total dollar value (Canadian $) of the securities distributed by the Issuer to purchasers resident in British Columbia in respect of which this report is filed:

$280,000

8. State the name and address of any person acting as agent in connection with the distribution(s) of the security, the compensation paid or to be paid to the agent and the name(s) of the purchaser(s) in respect of which the compensation was paid or is to be paid:

Name and Address of Agent	Compensation paid (number and type of security and/or cash amount) (Canadian $)	Price per Share (Canadian $)	Name of Purchaser
Not applicable	Not applicable	Not applicable	Not applicable

9. If the distribution of the security was made under section 128(a) of the *Rules*, state the number of different purchasers who acquired any securities of the Issuer under that section during the 12-month period preceding the distribution of this security:

Not applicable.

10. If the distribution of the security was made under section 128(h) of the *Rules*, state:

(a) the number of different purchasers who acquired any securities of the Issuer under that section during the 12 month period preceding the distribution of this security:

Four.

(b) the total dollar value (Canadian $) of all securities of the Issuer distributed under that section (including the distribution of this security), during the 12 month period preceding the distribution of this security:

$87,500.

INSTRUCTIONS:

1. If the space provided for any answer is insufficient, additional sheets may be used. Each sheet must be cross-referenced to the relevant section of the report and signed by the person who signs the report.

2. In answer to question 3, provide a full description of the security, including any underlying securities into which the security is convertible or exchangeable and, if applicable, state the expiry date of the security.

3. In answer to question 8, compensation includes discounts, commissions or other fees or payments of a similar nature directly related to the distribution of the security but does not include payments for services incidental to the distribution of the security such as clerical, printing, legal or accounting services. If compensation is to be paid to the agent by way of a distribution of securities of the issuer under an exemption on a later date, the issuer may be required to file a separate BC Form 45-902F together with the applicable filing fee.

4. If the distribution of the security is made to a purchaser under section 128(a), (b), (c) or (h) of the *Rules*, or to a purchaser that is an individual under section 74(2)(4) of the *Act*, in respect of which this report is filed, the issuer must obtain from the purchaser, before an agreement of purchase and sale is entered into, an acknowledgment of the purchaser in the required form as required by section 135 of the *Rules* and retain the acknowledgment for a period of 6 years. The required form is BC Form 45-902FA(IP) for an individual purchaser and BC Form 45-902FA(NIP) for a non-individual purchaser.

5. Where an offering memorandum is required to be delivered in connection with a distribution of the security under section 74(2)(4) of the *Act*, or section 128(a), (b) or (c) of the *Rules*, or is delivered in connection with a distribution of the security under section 128(h) of the *Rules*, a copy of the offering memorandum must be filed with the Commission on or before the 10th day after the distribution of the security.

6. The report must be filed with the Commission on or before the 10th day after the distribution of the security.

7. File one originally signed report with the completed Fee Checklist and the required fee. In order to determine the fee payable, consult item 26 of section 22 of the *Securities Regulation*, R.B.C. Reg. 196/97. Cheques should be made payable to the "*British Columbia Securities Commission*".

{G:\3043\080\Form45-902F1.doc}

The undersigned hereby certifies that the statements made in this report are true and correct.

Dated at Vancouver, British Columbia on this 24th day of June 2002.

OLYMPIC RESOURCES LTD.
Name of Issuer

Per: ______________________
Signature of authorized signatory

Daryl Pollock

President, CEO and a Director
Name and office of authorized signatory

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A RECORD REQUIRED TO BE FILED OR PROVIDED UNDER THE *SECURITIES ACT* OR *SECURITIES RULES* THAT, AT THE TIME AND IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

This is the form required under Section 139 of the *Securities Rules* and, if applicable, by an order issued under Section 76 of the *Securities Act*.

BC FORM 45-902F

Securities Act

REPORT OF EXEMPT DISTRIBUTION

(Please refer to the instructions before completing the information below.)

Report of a distribution of a security under section 74(2)(1) to (5), (8) to (10), (11)(i), (14), (16)(i), (18), (19) or (23) to (26) of the *Securities Act*, R.S.B.C. 1996, c. 418 (the "*Act*"), or Section 128(a), (b), (c) or (e) to (h) of the *Securities Rules*, R.B.C. Reg. 194/97 (the "*Rules*") or, if applicable, by an order issued under Section 76 of the *Securities Act*.

1. Name, address and telephone number of the issuer of the security distributed (the "*Issuer*"):

   <u>**OLYMPIC RESOURCES LTD.**</u>
   525 – 999 W. Hastings Street
   Vancouver, B.C.
   V6C 2W2
   (604) 689-1810

2. State whether the Issuer is or is not an exchange issuer (ie. listed on the Canadian Venture Exchange, but not listed or quoted on any other stock exchange or trading or quotation system in Canada):

   The Issuer is an exchange issuer.

3. Describe the type of security (the "*Security*") and the aggregate number distributed:

   1,200,000 Units at a price of $0.25 per Unit. Each Unit consists of one common share and one two-year non-transferable share purchase warrant. Each share purchase warrant entitles the holder thereof to purchase an additional common share at a price of $0.35 per share for a period of two years from the date of issue.

4. Date of the distribution(s) of the security:

June 17, 2002.

5. Specify the section(s) of the *Act* or *Rules* and, if applicable, the date of the discretionary order or the blanket order number, or BC instrument number under which the distribution(s) of the security was made:

Section 74(2)(9) of the *Act*, Section 3.1 of MI 45-103, Section 128(h) of the *Rules*, and BCI 72-503.

6. If the distribution(s) of the security was made to 50 purchasers or less, circle and complete clause (a) of this section. If the distribution(s) of the security was made to more than 50 purchasers, circle clause (b) of this section:

(a)

Full Name and Residential Address of Purchaser	Number of Securities Purchased	Price per unit (Canadian $)	Total Purchase Price (Canadian $)	Section of *Act/Rules* and if applicable, Date of Discretionary Order or Blanket Order Number, or BC Instrument Number
Daryl Pollock 2927 Tower Hill West Vancouver, B.C. V7V 4W6	205,000 Units	$0.25/unit	$51,250	Section *74(2)(9)* of the *Act*
Canaccord Captial Corp. in trust for Daryl Pollock (RRSP Acct.# 25919153) 2200 – 609 Granville St. Vancouver, B.C. V6C 3B1	200,000 Units	$0.25/unit	$50,000	Section *74(2)(9)* of the *Act*
556369 B.C. Ltd. (beneficial owner – Daryl Pollock) 2927 Tower Hill West Vancouver, B.C. V7V 4W6	150,000 Units	$0.25/unit	$37,500	Section *74(2)(9)* of the *Act*

Wendy Pollock 2927 Tower Hill West Vancouver, B.C. V7V 4W6	100,000 Units	$0.25/unit	$25,000	Section 3.1 of *MI 45-103*
Jonway Investment Corp. 13556 – 18th Avenue Surrey, B.C. V4A 1W3	140,000 Units	$0.25/unit	$35,000	Section *74(2)(9)* of the *Act*
Patrick Forseille 501 – 1170 Harwood Street, Vancouver, B.C. V6E 1R8	30,000 Units	$0.25/unit	$7,500	Section *74(2)(9)* of the *Act*
Bev Funston #239 – 989 Lytton Street North Vancouver, B.C. V7H 2A6	10,000 Units	$0.25/unit	$2,500	Section *74(2)(9)* of the *Act*
S & P Admin Services (beneficial owners – Daryl Pollock and Rahoul Sharan) 525 – 999 W. Hastings St., Vancouver, B.C. V6C 2W2	100,000 Units	$0.25/unit	$25,000	Section *74(2)(9)* of the *Act*
Peter Jensen & Peggy Jensen 4656 Hoskins Road North Vancouver, B.C. V7K 2R1	40,000 Units	$0.25/unit	$10,000	Section *74(2)(9)* of the *Act*
Malcolm Bell 4170 Ripple Road West Vancouver, B.C. V7V 3L2	50,000 Units	$0.25/unit	$12,500	Section *74(2)(9)* of the *Act*
R. Clifford Wyatt 6045 Eagleridge Drive West Vancouver, B.C. V6W 1W7	50,000 Units	$0.25/unit	$12,500	Section *128(h)* Of the *Rules*
Andrew McConnell 336 Queens Drive, South, Newark, Ohio USA 43055	20,000 Units	$0.25/unit	$5,000	BCI *72-503*
Robert MacKay 7060 Woodcrest Place Delta, B.C., V4E 2P2	40,000 Units	$0.25/unit	$10,000	Section *128(h)* Of the *Rules*
Harvey Smith 3164 Fairmont Road North Vancouver, B.C. V7R 2W6	5,000 Units	$0.25/unit	$1,250	Section *74(2)(9)* of the *Act*

Dr. Rupert Perrin 2412 Driftwood Drive Las Vegas, Nevada USA 89107	60,000 Units	$0.25/unit	$15,000	BCI *72-503*

(b) The Issuer has prepared and certified a list of purchasers comprising the same information required by clause (a) of this section and a certified true copy of the list will be provided to the Commission upon request:

Not applicable.

7. State the total dollar value (Canadian $) of the securities distributed by the Issuer to purchasers resident in British Columbia in respect of which this report is filed:

$280,000

8. State the name and address of any person acting as agent in connection with the distribution(s) of the security, the compensation paid or to be paid to the agent and the name(s) of the purchaser(s) in respect of which the compensation was paid or is to be paid:

Name and Address of Agent	Compensation paid (number and type of security and/or cash amount) (Canadian $)	Price per Share (Canadian $)	Name of Purchaser
Not applicable	Not applicable	Not applicable	Not applicable

9. If the distribution of the security was made under section 128(a) of the *Rules*, state the number of different purchasers who acquired any securities of the Issuer under that section during the 12-month period preceding the distribution of this security:

   Not applicable.

10. If the distribution of the security was made under section 128(h) of the *Rules*, state:

    (a) the number of different purchasers who acquired any securities of the Issuer under that section during the 12 month period preceding the distribution of this security:

    Four.

    (b) the total dollar value (Canadian $) of all securities of the Issuer distributed under that section (including the distribution of this security), during the 12 month period preceding the distribution of this security:

    $87,500.

INSTRUCTIONS:

1. If the space provided for any answer is insufficient, additional sheets may be used. Each sheet must be cross-referenced to the relevant section of the report and signed by the person who signs the report.

2. In answer to question 3, provide a full description of the security, including any underlying securities into which the security is convertible or exchangeable and, if applicable, state the expiry date of the security.

3. In answer to question 8, compensation includes discounts, commissions or other fees or payments of a similar nature directly related to the distribution of the security but does not include payments for services incidental to the distribution of the security such as clerical, printing, legal or accounting services. If compensation is to be paid to the agent by way of a distribution of securities of the issuer under an exemption on a later date, the issuer may be required to file a separate BC Form 45-902F together with the applicable filing fee.

4. If the distribution of the security is made to a purchaser under section 128(a), (b), (c) or (h) of the *Rules*, or to a purchaser that is an individual under section 74(2)(4) of the *Act*, in respect of which this report is filed, the issuer must obtain from the purchaser, before an agreement of purchase and sale is entered into, an acknowledgment of the purchaser in the required form as required by section 135 of the *Rules* and retain the acknowledgment for a period of 6 years. The required form is BC Form 45-902FA(IP) for an individual purchaser and BC Form 45-902FA(NIP) for a non-individual purchaser.

5. Where an offering memorandum is required to be delivered in connection with a distribution of the security under section 74(2)(4) of the *Act*, or section 128(a), (b) or (c) of the *Rules*, or is delivered in connection with a distribution of the security under section 128(h) of the *Rules*, a copy of the offering memorandum must be filed with the Commission on or before the 10th day after the distribution of the security.

6. The report must be filed with the Commission on or before the 10th day after the distribution of the security.

7. File one originally signed report with the completed Fee Checklist and the required fee. In order to determine the fee payable, consult item 26 of section 22 of the *Securities Regulation*, R.B.C. Reg. 196/97. Cheques should be made payable to the "*British Columbia Securities Commission*".

{G:\3043\080\Form45-902F1.doc}

The undersigned hereby certifies that the statements made in this report are true and correct.

Dated at Vancouver, British Columbia on this 24th day of June 2002.

<u>OLYMPIC RESOURCES LTD.</u>
Name of Issuer

Per: Daryl Pollock
Signature of authorized signatory

Daryl Pollock

President, CEO and a Director
Name and office of authorized signatory

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A RECORD REQUIRED TO BE FILED OR PROVIDED UNDER THE *SECURITIES ACT* OR *SECURITIES RULES* THAT, AT THE TIME AND IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

This is the form required under Section 139 of the *Securities Rules* and, if applicable, by an order issued under Section 76 of the *Securities Act*.

BC FORM 45-902F

Securities Act

REPORT OF EXEMPT DISTRIBUTION

(Please refer to the instructions before completing the information below.)

Report of a distribution of a security under section 74(2)(1) to (5), (8) to (10), (11)(i), (14), (16)(i), (18), (19) or (23) to (26) of the *Securities Act*, R.S.B.C. 1996, c. 418 (the "*Act*"), or Section 128(a), (b), (c) or (e) to (h) of the *Securities Rules*, R.B.C. Reg. 194/97 (the "*Rules*") or, if applicable, by an order issued under Section 76 of the *Securities Act*.

1. Name, address and telephone number of the issuer of the security distributed (the "*Issuer*"):

   OLYMPIC RESOURCES LTD.
   525 – 999 W. Hastings Street
   Vancouver, B.C.
   V6C 2W2
   (604) 689-1810

2. State whether the Issuer is or is not an exchange issuer (ie. listed on the Canadian Venture Exchange, but not listed or quoted on any other stock exchange or trading or quotation system in Canada):

   The Issuer is an exchange issuer.

3. Describe the type of security (the "*Security*") and the aggregate number distributed:

   1,200,000 Units at a price of $0.25 per Unit. Each Unit consists of one common share and one two-year non-transferable share purchase warrant. Each share purchase warrant entitles the holder thereof to purchase an additional common share at a price of $0.35 per share for a period of two years from the date of issue.

4. Date of the distribution(s) of the security:

June 17, 2002.

5. Specify the section(s) of the *Act* or *Rules* and, if applicable, the date of the discretionary order or the blanket order number, or BC instrument number under which the distribution(s) of the security was made:

Section 74(2)(9) of the *Act*, Section 3.1 of MI 45-103, Section 128(h) of the *Rules*, and BCI 72-503.

6. If the distribution(s) of the security was made to 50 purchasers or less, circle and complete clause (a) of this section. If the distribution(s) of the security was made to more than 50 purchasers, circle clause (b) of this section:

(a)

Full Name and Residential Address of Purchaser	Number of Securities Purchased	Price per unit (Canadian $)	Total Purchase Price (Canadian $)	Section of *Act/Rules* and if applicable, Date of Discretionary Order or Blanket Order Number, or BC Instrument Number
Daryl Pollock 2927 Tower Hill West Vancouver, B.C. V7V 4W6	205,000 Units	$0.25/unit	$51,250	Section *74(2)(9)* of the *Act*
Canaccord Captial Corp. in trust for Daryl Pollock (RRSP Acct.# 25919153) 2200 – 609 Granville St. Vancouver, B.C. V6C 3B1	200,000 Units	$0.25/unit	$50,000	Section *74(2)(9)* of the *Act*
556369 B.C. Ltd. (beneficial owner – Daryl Pollock) 2927 Tower Hill West Vancouver, B.C. V7V 4W6	150,000 Units	$0.25/unit	$37,500	Section *74(2)(9)* of the *Act*

Wendy Pollock 2927 Tower Hill West Vancouver, B.C. V7V 4W6	100,000 Units	$0.25/unit	$25,000	Section 3.1 of *MI 45-103*
Jonway Investment Corp. 13556 – 18th Avenue Surrey, B.C. V4A 1W3	140,000 Units	$0.25/unit	$35,000	Section *74(2)(9)* of the *Act*
Patrick Forseille 501 – 1170 Harwood Street, Vancouver, B.C. V6E 1R8	30,000 Units	$0.25/unit	$7,500	Section *74(2)(9)* of the *Act*
Bev Funston #239 – 989 Lytton Street North Vancouver, B.C. V7H 2A6	10,000 Units	$0.25/unit	$2,500	Section *74(2)(9)* of the *Act*
S & P Admin Services (beneficial owners – Daryl Pollock and Rahoul Sharan) 525 – 999 W. Hastings St., Vancouver, B.C. V6C 2W2	100,000 Units	$0.25/unit	$25,000	Section *74(2)(9)* of the *Act*
Peter Jensen & Peggy Jensen 4656 Hoskins Road North Vancouver, B.C. V7K 2R1	40,000 Units	$0.25/unit	$10,000	Section *74(2)(9)* of the *Act*
Malcolm Bell 4170 Ripple Road West Vancouver, B.C. V7V 3L2	50,000 Units	$0.25/unit	$12,500	Section *74(2)(9)* of the *Act*
R. Clifford Wyatt 6045 Eagleridge Drive West Vancouver, B.C. V6W 1W7	50,000 Units	$0.25/unit	$12,500	Section *128(h)* Of the *Rules*
Andrew McConnell 336 Queens Drive, South, Newark, Ohio USA 43055	20,000 Units	$0.25/unit	$5,000	BCI *72-503*
Robert MacKay 7060 Woodcrest Place Delta, B.C., V4E 2P2	40,000 Units	$0.25/unit	$10,000	Section *128(h)* Of the *Rules*
Harvey Smith 3164 Fairmont Road North Vancouver, B.C. V7R 2W6	5,000 Units	$0.25/unit	$1,250	Section *74(2)(9)* of the *Act*

Dr. Rupert Perrin 2412 Driftwood Drive Las Vegas, Nevada USA 89107	60,000 Units	$0.25/unit	$15,000	BCI *72-503*

(b) The Issuer has prepared and certified a list of purchasers comprising the same information required by clause (a) of this section and a certified true copy of the list will be provided to the Commission upon request:

Not applicable.

7. State the total dollar value (Canadian $) of the securities distributed by the Issuer to purchasers resident in British Columbia in respect of which this report is filed:

$280,000

8. State the name and address of any person acting as agent in connection with the distribution(s) of the security, the compensation paid or to be paid to the agent and the name(s) of the purchaser(s) in respect of which the compensation was paid or is to be paid:

Name and Address of Agent	Compensation paid (number and type of security and/or cash amount) (Canadian $)	Price per Share (Canadian $)	Name of Purchaser
Not applicable	Not applicable	Not applicable	Not applicable

9. If the distribution of the security was made under section 128(a) of the *Rules*, state the number of different purchasers who acquired any securities of the Issuer under that section during the 12-month period preceding the distribution of this security:

   Not applicable.

10. If the distribution of the security was made under section 128(h) of the *Rules*, state:

    (a) the number of different purchasers who acquired any securities of the Issuer under that section during the 12 month period preceding the distribution of this security:

    Four.

    (b) the total dollar value (Canadian $) of all securities of the Issuer distributed under that section (including the distribution of this security), during the 12 month period preceding the distribution of this security:

    $87,500.

INSTRUCTIONS:

1. If the space provided for any answer is insufficient, additional sheets may be used. Each sheet must be cross-referenced to the relevant section of the report and signed by the person who signs the report.

2. In answer to question 3, provide a full description of the security, including any underlying securities into which the security is convertible or exchangeable and, if applicable, state the expiry date of the security.

3. In answer to question 8, compensation includes discounts, commissions or other fees or payments of a similar nature directly related to the distribution of the security but does not include payments for services incidental to the distribution of the security such as clerical, printing, legal or accounting services. If compensation is to be paid to the agent by way of a distribution of securities of the issuer under an exemption on a later date, the issuer may be required to file a separate BC Form 45-902F together with the applicable filing fee.

4. If the distribution of the security is made to a purchaser under section 128(a), (b), (c) or (h) of the *Rules*, or to a purchaser that is an individual under section 74(2)(4) of the *Act*, in respect of which this report is filed, the issuer must obtain from the purchaser, before an agreement of purchase and sale is entered into, an acknowledgment of the purchaser in the required form as required by section 135 of the *Rules* and retain the acknowledgment for a period of 6 years. The required form is BC Form 45-902FA(IP) for an individual purchaser and BC Form 45-902FA(NIP) for a non-individual purchaser.

5. Where an offering memorandum is required to be delivered in connection with a distribution of the security under section 74(2)(4) of the *Act*, or section 128(a), (b) or (c) of the *Rules*, or is delivered in connection with a distribution of the security under section 128(h) of the *Rules*, a copy of the offering memorandum must be filed with the Commission on or before the 10th day after the distribution of the security.

6. The report must be filed with the Commission on or before the 10th day after the distribution of the security.

7. File one originally signed report with the completed Fee Checklist and the required fee. In order to determine the fee payable, consult item 26 of section 22 of the *Securities Regulation*, R.B.C. Reg. 196/97. Cheques should be made payable to the "*British Columbia Securities Commission*".

{G:\3043\080\Form45-902F1.doc}

The undersigned hereby certifies that the statements made in this report are true and correct.

Dated at Vancouver, British Columbia on this 24th day of June 2002.

OLYMPIC RESOURCES LTD.
Name of Issuer

Per: [signature]
Signature of authorized signatory

Daryl Pollock

President, CEO and a Director
Name and office of authorized signatory

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A RECORD REQUIRED TO BE FILED OR PROVIDED UNDER THE *SECURITIES ACT* OR *SECURITIES RULES* THAT, AT THE TIME AND IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

This is the form required under Section 139 of the *Securities Rules* and, if applicable, by an order issued under Section 76 of the *Securities Act*.

BC FORM 45-902F

Securities Act

REPORT OF EXEMPT DISTRIBUTION

(Please refer to the instructions before completing the information below.)

Report of a distribution of a security under section 74(2)(1) to (5), (8) to (10), (11)(i), (14), (16)(i), (18), (19) or (23) to (26) of the *Securities Act*, R.S.B.C. 1996, c. 418 (the "*Act*"), or Section 128(a), (b), (c) or (e) to (h) of the *Securities Rules*, R.B.C. Reg. 194/97 (the "*Rules*") or, if applicable, by an order issued under Section 76 of the *Securities Act*.

1. Name, address and telephone number of the issuer of the security distributed (the "*Issuer*"):

   OLYMPIC RESOURCES LTD.
   525 – 999 W. Hastings Street
   Vancouver, B.C.
   V6C 2W2
   (604) 689-1810

2. State whether the Issuer is or is not an exchange issuer (ie. listed on the Canadian Venture Exchange, but not listed or quoted on any other stock exchange or trading or quotation system in Canada):

   The Issuer is an exchange issuer.

3. Describe the type of security (the "*Security*") and the aggregate number distributed:

   1,200,000 Units at a price of $0.25 per Unit. Each Unit consists of one common share and one two-year non-transferable share purchase warrant. Each share purchase warrant entitles the holder thereof to purchase an additional common share at a price of $0.35 per share for a period of two years from the date of issue.

4. Date of the distribution(s) of the security:

June 17, 2002.

5. Specify the section(s) of the *Act* or *Rules* and, if applicable, the date of the discretionary order or the blanket order number, or BC instrument number under which the distribution(s) of the security was made:

Section 74(2)(9) of the *Act*, Section 3.1 of MI 45-103, Section 128(h) of the *Rules*, and BCI 72-503.

6. If the distribution(s) of the security was made to 50 purchasers or less, circle and complete clause (a) of this section. If the distribution(s) of the security was made to more than 50 purchasers, circle clause (b) of this section:

(a)

Full Name and Residential Address of Purchaser	Number of Securities Purchased	Price per unit (Canadian $)	Total Purchase Price (Canadian $)	Section of *Act/Rules* and if applicable, Date of Discretionary Order or Blanket Order Number or BC Instrument Number
Daryl Pollock 2927 Tower Hill West Vancouver, B.C. V7V 4W6	205,000 Units	$0.25/unit	$51,250	Section *74(2)(9)* of the *Act*
Canaccord Captial Corp. in trust for Daryl Pollock (RRSP Acct.# 25919153) 2200 – 609 Granville St. Vancouver, B.C. V6C 3B1	200,000 Units	$0.25/unit	$50,000	Section *74(2)(9)* of the *Act*
556369 B.C. Ltd. (beneficial owner – Daryl Pollock) 2927 Tower Hill West Vancouver, B.C. V7V 4W6	150,000 Units	$0.25/unit	$37,500	Section *74(2)(9)* of the *Act*

Wendy Pollock 2927 Tower Hill West Vancouver, B.C. V7V 4W6	100,000 Units	$0.25/unit	$25,000	Section 3.1 of *MI 45-103*
Jonway Investment Corp. 13556 – 18th Avenue Surrey, B.C. V4A 1W3	140,000 Units	$0.25/unit	$35,000	Section *74(2)(9)* of the *Act*
Patrick Forseille 501 – 1170 Harwood Street, Vancouver, B.C. V6E 1R8	30,000 Units	$0.25/unit	$7,500	Section *74(2)(9)* of the *Act*
Bev Funston #239 – 989 Lytton Street North Vancouver, B.C. V7H 2A6	10,000 Units	$0.25/unit	$2,500	Section *74(2)(9)* of the *Act*
S & P Admin Services (beneficial owners – Daryl Pollock and Rahoul Sharan) 525 – 999 W. Hastings St., Vancouver, B.C. V6C 2W2	100,000 Units	$0.25/unit	$25,000	Section *74(2)(9)* of the *Act*
Peter Jensen & Peggy Jensen 4656 Hoskins Road North Vancouver, B.C. V7K 2R1	40,000 Units	$0.25/unit	$10,000	Section *74(2)(9)* of the *Act*
Malcolm Bell 4170 Ripple Road West Vancouver, B.C. V7V 3L2	50,000 Units	$0.25/unit	$12,500	Section *74(2)(9)* of the *Act*
R. Clifford Wyatt 6045 Eagleridge Drive West Vancouver, B.C. V6W 1W7	50,000 Units	$0.25/unit	$12,500	Section *128(h)* Of the *Rules*
Andrew McConnell 336 Queens Drive, South, Newark, Ohio USA 43055	20,000 Units	$0.25/unit	$5,000	BCI *72-503*
Robert MacKay 7060 Woodcrest Place Delta, B.C., V4E 2P2	40,000 Units	$0.25/unit	$10,000	Section *128(h)* Of the *Rules*
Harvey Smith 3164 Fairmont Road North Vancouver, B.C. V7R 2W6	5,000 Units	$0.25/unit	$1,250	Section *74(2)(9)* of the *Act*

Dr. Rupert Perrin 2412 Driftwood Drive Las Vegas, Nevada USA 89107	60,000 Units	$0.25/unit	$15,000	BCI *72-503*

(b) The Issuer has prepared and certified a list of purchasers comprising the same information required by clause (a) of this section and a certified true copy of the list will be provided to the Commission upon request:

Not applicable.

7. State the total dollar value (Canadian $) of the securities distributed by the Issuer to purchasers resident in British Columbia in respect of which this report is filed:

$280,000

8. State the name and address of any person acting as agent in connection with the distribution(s) of the security, the compensation paid or to be paid to the agent and the name(s) of the purchaser(s) in respect of which the compensation was paid or is to be paid:

Name and Address of Agent	Compensation paid (number and type of security and/or cash amount) (Canadian $)	Price per Share (Canadian $)	Name of Purchaser
Not applicable	Not applicable	Not applicable	Not applicable

9. If the distribution of the security was made under section 128(a) of the *Rules*, state the number of different purchasers who acquired any securities of the Issuer under that section during the 12-month period preceding the distribution of this security:

   Not applicable.

10. If the distribution of the security was made under section 128(h) of the *Rules*, state:

    (a) the number of different purchasers who acquired any securities of the Issuer under that section during the 12 month period preceding the distribution of this security:

    Four.

    (b) the total dollar value (Canadian $) of all securities of the Issuer distributed under that section (including the distribution of this security), during the 12 month period preceding the distribution of this security:

    $87,500.

INSTRUCTIONS:

1. If the space provided for any answer is insufficient, additional sheets may be used. Each sheet must be cross-referenced to the relevant section of the report and signed by the person who signs the report.

2. In answer to question 3, provide a full description of the security, including any underlying securities into which the security is convertible or exchangeable and, if applicable, state the expiry date of the security.

3. In answer to question 8, compensation includes discounts, commissions or other fees or payments of a similar nature directly related to the distribution of the security but does not include payments for services incidental to the distribution of the security such as clerical, printing, legal or accounting services. If compensation is to be paid to the agent by way of a distribution of securities of the issuer under an exemption on a later date, the issuer may be required to file a separate BC Form 45-902F together with the applicable filing fee.

4. If the distribution of the security is made to a purchaser under section 128(a), (b), (c) or (h) of the *Rules*, or to a purchaser that is an individual under section 74(2)(4) of the *Act*, in respect of which this report is filed, the issuer must obtain from the purchaser, before an agreement of purchase and sale is entered into, an acknowledgment of the purchaser in the required form as required by section 135 of the *Rules* and retain the acknowledgment for a period of 6 years. The required form is BC Form 45-902FA(IP) for an individual purchaser and BC Form 45-902FA(NIP) for a non-individual purchaser.

5. Where an offering memorandum is required to be delivered in connection with a distribution of the security under section 74(2)(4) of the *Act*, or section 128(a), (b) or (c) of the *Rules*, or is delivered in connection with a distribution of the security under section 128(h) of the *Rules*, a copy of the offering memorandum must be filed with the Commission on or before the 10th day after the distribution of the security.

6. The report must be filed with the Commission on or before the 10th day after the distribution of the security.

7. File one originally signed report with the completed Fee Checklist and the required fee. In order to determine the fee payable, consult item 26 of section 22 of the *Securities Regulation*, R.B.C. Reg. 196/97. Cheques should be made payable to the "*British Columbia Securities Commission*".

{G:\3043\080\Form45-902F1.doc}

The undersigned hereby certifies that the statements made in this report are true and correct.

Dated at Vancouver, British Columbia on this 24th day of June 2002.

OLYMPIC RESOURCES LTD.
Name of Issuer

Per: Daryl Pollock
Signature of authorized signatory

Daryl Pollock

President, CEO and a Director
Name and office of authorized signatory

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A RECORD REQUIRED TO BE FILED OR PROVIDED UNDER THE *SECURITIES ACT* OR *SECURITIES RULES* THAT, AT THE TIME AND IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

This is the form required under Section 139 of the *Securities Rules* and, if applicable, by an order issued under Section 76 of the *Securities Act*.

BC FORM 45-902F

Securities Act

REPORT OF EXEMPT DISTRIBUTION

(*Please refer to the instructions before completing the information below.*)

Report of a distribution of a security under section 74(2)(1) to (5), (8) to (10), (11)(i), (14), (16)(i), (18), (19) or (23) to (26) of the *Securities Act*, R.S.B.C. 1996, c. 418 (the "*Act*"), or Section 128(a), (b), (c) or (e) to (h) of the *Securities Rules*, R.B.C. Reg. 194/97 (the "*Rules*") or, if applicable, by an order issued under Section 76 of the *Securities Act*.

1. Name, address and telephone number of the issuer of the security distributed (the "*Issuer*"):

   OLYMPIC RESOURCES LTD.
   525 – 999 W. Hastings Street
   Vancouver, B.C.
   V6C 2W2
   (604) 689-1810

2. State whether the Issuer is or is not an exchange issuer (ie. listed on the Canadian Venture Exchange, but not listed or quoted on any other stock exchange or trading or quotation system in Canada):

   The Issuer is an exchange issuer.

3. Describe the type of security (the "*Security*") and the aggregate number distributed:

   1,200,000 Units at a price of $0.25 per Unit. Each Unit consists of one common share and one two-year non-transferable share purchase warrant. Each share purchase warrant entitles the holder thereof to purchase an additional common share at a price of $0.35 per share for a period of two years from the date of issue.

4. Date of the distribution(s) of the security:

June 17, 2002.

5. Specify the section(s) of the *Act* or *Rules* and, if applicable, the date of the discretionary order or the blanket order number, or BC instrument number under which the distribution(s) of the security was made:

Section 74(2)(9) of the *Act*, Section 3.1 of MI 45-103, Section 128(h) of the *Rules*, and BCI 72-503.

6. If the distribution(s) of the security was made to 50 purchasers or less, circle and complete clause (a) of this section. If the distribution(s) of the security was made to more than 50 purchasers, circle clause (b) of this section:

(a)

Full Name and Residential Address of Purchaser	Number of Securities Purchased	Price per unit (Canadian $)	Total Purchase Price (Canadian $)	Section of *Act/Rules* and if applicable, Date of Discretionary Order or Blanket Order Number or BC Instrument Number
Daryl Pollock 2927 Tower Hill West Vancouver, B.C. V7V 4W6	205,000 Units	$0.25/unit	$51,250	Section *74(2)(9)* of the *Act*
Canaccord Captial Corp. in trust for Daryl Pollock (RRSP Acct.# 25919153) 2200 – 609 Granville St. Vancouver, B.C. V6C 3B1	200,000 Units	$0.25/unit	$50,000	Section *74(2)(9)* of the *Act*
556369 B.C. Ltd. (beneficial owner – Daryl Pollock) 2927 Tower Hill West Vancouver, B.C. V7V 4W6	150,000 Units	$0.25/unit	$37,500	Section *74(2)(9)* of the *Act*

Wendy Pollock 2927 Tower Hill West Vancouver, B.C. V7V 4W6	100,000 Units	$0.25/unit	$25,000	Section 3.1 of *MI 45-103*
Jonway Investment Corp. 13556 – 18th Avenue Surrey, B.C. V4A 1W3	140,000 Units	$0.25/unit	$35,000	Section *74(2)(9)* of the *Act*
Patrick Forseille 501 – 1170 Harwood Street, Vancouver, B.C. V6E 1R8	30,000 Units	$0.25/unit	$7,500	Section *74(2)(9)* of the *Act*
Bev Funston #239 – 989 Lytton Street North Vancouver, B.C. V7H 2A6	10,000 Units	$0.25/unit	$2,500	Section *74(2)(9)* of the *Act*
S & P Admin Services (beneficial owners – Daryl Pollock and Rahoul Sharan) 525 – 999 W. Hastings St., Vancouver, B.C. V6C 2W2	100,000 Units	$0.25/unit	$25,000	Section *74(2)(9)* of the *Act*
Peter Jensen & Peggy Jensen 4656 Hoskins Road North Vancouver, B.C. V7K 2R1	40,000 Units	$0.25/unit	$10,000	Section *74(2)(9)* of the *Act*
Malcolm Bell 4170 Ripple Road West Vancouver, B.C. V7V 3L2	50,000 Units	$0.25/unit	$12,500	Section *74(2)(9)* of the *Act*
R. Clifford Wyatt 6045 Eagleridge Drive West Vancouver, B.C. V6W 1W7	50,000 Units	$0.25/unit	$12,500	Section *128(h)* Of the *Rules*
Andrew McConnell 336 Queens Drive, South, Newark, Ohio USA 43055	20,000 Units	$0.25/unit	$5,000	BCI *72-503*
Robert MacKay 7060 Woodcrest Place Delta, B.C., V4E 2P2	40,000 Units	$0.25/unit	$10,000	Section *128(h)* Of the *Rules*
Harvey Smith 3164 Fairmont Road North Vancouver, B.C. V7R 2W6	5,000 Units	$0.25/unit	$1,250	Section *74(2)(9)* of the *Act*

Dr. Rupert Perrin 2412 Driftwood Drive Las Vegas, Nevada USA 89107	60,000 Units	$0.25/unit	$15,000	BCI *72-503*

(b) The Issuer has prepared and certified a list of purchasers comprising the same information required by clause (a) of this section and a certified true copy of the list will be provided to the Commission upon request:

Not applicable.

7. State the total dollar value (Canadian $) of the securities distributed by the Issuer to purchasers resident in British Columbia in respect of which this report is filed:

$280,000

8. State the name and address of any person acting as agent in connection with the distribution(s) of the security, the compensation paid or to be paid to the agent and the name(s) of the purchaser(s) in respect of which the compensation was paid or is to be paid:

Name and Address of Agent	Compensation paid (number and type of security and/or cash amount) (Canadian $)	Price per Share (Canadian $)	Name of Purchaser
Not applicable	Not applicable	Not applicable	Not applicable

9. If the distribution of the security was made under section 128(a) of the *Rules*, state the number of different purchasers who acquired any securities of the Issuer under that section during the 12-month period preceding the distribution of this security:

   Not applicable.

10. If the distribution of the security was made under section 128(h) of the *Rules*, state:

    (a) the number of different purchasers who acquired any securities of the Issuer under that section during the 12 month period preceding the distribution of this security:

    Four.

    (b) the total dollar value (Canadian $) of all securities of the Issuer distributed under that section (including the distribution of this security), during the 12 month period preceding the distribution of this security:

    $87,500.

INSTRUCTIONS:

1. If the space provided for any answer is insufficient, additional sheets may be used. Each sheet must be cross-referenced to the relevant section of the report and signed by the person who signs the report.

2. In answer to question 3, provide a full description of the security, including any underlying securities into which the security is convertible or exchangeable and, if applicable, state the expiry date of the security.

3. In answer to question 8, compensation includes discounts, commissions or other fees or payments of a similar nature directly related to the distribution of the security but does not include payments for services incidental to the distribution of the security such as clerical, printing, legal or accounting services. If compensation is to be paid to the agent by way of a distribution of securities of the issuer under an exemption on a later date, the issuer may be required to file a separate BC Form 45-902F together with the applicable filing fee.

4. If the distribution of the security is made to a purchaser under section 128(a), (b), (c) or (h) of the *Rules*, or to a purchaser that is an individual under section 74(2)(4) of the *Act*, in respect of which this report is filed, the issuer must obtain from the purchaser, before an agreement of purchase and sale is entered into, an acknowledgment of the purchaser in the required form as required by section 135 of the *Rules* and retain the acknowledgment for a period of 6 years. The required form is BC Form 45-902FA(IP) for an individual purchaser and BC Form 45-902FA(NIP) for a non-individual purchaser.

5. Where an offering memorandum is required to be delivered in connection with a distribution of the security under section 74(2)(4) of the *Act*, or section 128(a), (b) or (c) of the *Rules*, or is delivered in connection with a distribution of the security under section 128(h) of the *Rules*, a copy of the offering memorandum must be filed with the Commission on or before the 10th day after the distribution of the security.

6. The report must be filed with the Commission on or before the 10th day after the distribution of the security.

7. File one originally signed report with the completed Fee Checklist and the required fee. In order to determine the fee payable, consult item 26 of section 22 of the *Securities Regulation*, R.B.C. Reg. 196/97. Cheques should be made payable to the "*British Columbia Securities Commission*".

{G:\3043\080\Form45-902F1.doc}

The undersigned hereby certifies that the statements made in this report are true and correct.

Dated at Vancouver, British Columbia on this 24th day of June 2002.

OLYMPIC RESOURCES LTD.
Name of Issuer

Per: [signature]
Signature of authorized signatory

Daryl Pollock

President, CEO and a Director
Name and office of authorized signatory

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A RECORD REQUIRED TO BE FILED OR PROVIDED UNDER THE *SECURITIES ACT* OR *SECURITIES RULES* THAT, AT THE TIME AND IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

This is the form required under Section 139 of the *Securities Rules* and, if applicable, by an order issued under Section 76 of the *Securities Act*.

BC FORM 45-902F

Securities Act

REPORT OF EXEMPT DISTRIBUTION

(Please refer to the instructions before completing the information below.)

Report of a distribution of a security under section 74(2)(1) to (5), (8) to (10), (11)(i), (14), (16)(i), (18), (19) or (23) to (26) of the *Securities Act*, R.S.B.C. 1996, c. 418 (the "*Act*"), or Section 128(a), (b), (c) or (e) to (h) of the *Securities Rules*, R.B.C. Reg. 194/97 (the "*Rules*") or, if applicable, by an order issued under Section 76 of the *Securities Act*.

1. Name, address and telephone number of the issuer of the security distributed (the "*Issuer*"):

   OLYMPIC RESOURCES LTD.
   525 – 999 W. Hastings Street
   Vancouver, B.C.
   V6C 2W2
   (604) 689-1810

2. State whether the Issuer is or is not an exchange issuer (ie. listed on the Canadian Venture Exchange, but not listed or quoted on any other stock exchange or trading or quotation system in Canada):

   The Issuer is an exchange issuer.

3. Describe the type of security (the "*Security*") and the aggregate number distributed:

   1,200,000 Units at a price of $0.25 per Unit. Each Unit consists of one common share and one two-year non-transferable share purchase warrant. Each share purchase warrant entitles the holder thereof to purchase an additional common share at a price of $0.35 per share for a period of two years from the date of issue.

4. Date of the distribution(s) of the security:

June 17, 2002.

5. Specify the section(s) of the *Act* or *Rules* and, if applicable, the date of the discretionary order or the blanket order number, or BC instrument number under which the distribution(s) of the security was made:

Section 74(2)(9) of the *Act*, Section 3.1 of MI 45-103, Section 128(h) of the *Rules*, and BCI 72-503.

6. If the distribution(s) of the security was made to 50 purchasers or less, circle and complete clause (a) of this section. If the distribution(s) of the security was made to more than 50 purchasers, circle clause (b) of this section:

(a)

Full Name and Residential Address of Purchaser	Number of Securities Purchased	Price per unit (Canadian $)	Total Purchase Price (Canadian $)	Section of *Act/Rules* and if applicable, Date of Discretionary Order or Blanket Order Number or BC Instrument Number
Daryl Pollock 2927 Tower Hill West Vancouver, B.C. V7V 4W6	205,000 Units	$0.25/unit	$51,250	Section *74(2)(9)* of the *Act*
Canaccord Captial Corp. in trust for Daryl Pollock (RRSP Acct.# 25919153) 2200 – 609 Granville St. Vancouver, B.C. V6C 3B1	200,000 Units	$0.25/unit	$50,000	Section *74(2)(9)* of the *Act*
556369 B.C. Ltd. (beneficial owner – Daryl Pollock) 2927 Tower Hill West Vancouver, B.C. V7V 4W6	150,000 Units	$0.25/unit	$37,500	Section *74(2)(9)* of the *Act*

Wendy Pollock 2927 Tower Hill West Vancouver, B.C. V7V 4W6	100,000 Units	$0.25/unit	$25,000	Section 3.1 of *MI 45-103*
Jonway Investment Corp. 13556 – 18th Avenue Surrey, B.C. V4A 1W3	140,000 Units	$0.25/unit	$35,000	Section *74(2)(9)* of the *Act*
Patrick Forseille 501 – 1170 Harwood Street, Vancouver, B.C. V6E 1R8	30,000 Units	$0.25/unit	$7,500	Section *74(2)(9)* of the *Act*
Bev Funston #239 – 989 Lytton Street North Vancouver, B.C. V7H 2A6	10,000 Units	$0.25/unit	$2,500	Section *74(2)(9)* of the *Act*
S & P Admin Services (beneficial owners – Daryl Pollock and Rahoul Sharan) 525 – 999 W. Hastings St., Vancouver, B.C. V6C 2W2	100,000 Units	$0.25/unit	$25,000	Section *74(2)(9)* of the *Act*
Peter Jensen & Peggy Jensen 4656 Hoskins Road North Vancouver, B.C. V7K 2R1	40,000 Units	$0.25/unit	$10,000	Section *74(2)(9)* of the *Act*
Malcolm Bell 4170 Ripple Road West Vancouver, B.C. V7V 3L2	50,000 Units	$0.25/unit	$12,500	Section *74(2)(9)* of the *Act*
R. Clifford Wyatt 6045 Eagleridge Drive West Vancouver, B.C. V6W 1W7	50,000 Units	$0.25/unit	$12,500	Section *128(h)* Of the *Rules*
Andrew McConnell 336 Queens Drive, South, Newark, Ohio USA 43055	20,000 Units	$0.25/unit	$5,000	BCI *72-503*
Robert MacKay 7060 Woodcrest Place Delta, B.C., V4E 2P2	40,000 Units	$0.25/unit	$10,000	Section *128(h)* Of the *Rules*
Harvey Smith 3164 Fairmont Road North Vancouver, B.C. V7R 2W6	5,000 Units	$0.25/unit	$1,250	Section *74(2)(9)* of the *Act*

Dr. Rupert Perrin 2412 Driftwood Drive Las Vegas, Nevada USA 89107	60,000 Units	$0.25/unit	$15,000	BCI *72-503*

(b) The Issuer has prepared and certified a list of purchasers comprising the same information required by clause (a) of this section and a certified true copy of the list will be provided to the Commission upon request:

Not applicable.

7. State the total dollar value (Canadian $) of the securities distributed by the Issuer to purchasers resident in British Columbia in respect of which this report is filed:

$280,000

8. State the name and address of any person acting as agent in connection with the distribution(s) of the security, the compensation paid or to be paid to the agent and the name(s) of the purchaser(s) in respect of which the compensation was paid or is to be paid:

Name and Address of Agent	Compensation paid (number and type of security and/or cash amount) (Canadian $)	Price per Share (Canadian $)	Name of Purchaser
Not applicable	Not applicable	Not applicable	Not applicable

9. If the distribution of the security was made under section 128(a) of the *Rules*, state the number of different purchasers who acquired any securities of the Issuer under that section during the 12-month period preceding the distribution of this security:

   Not applicable.

10. If the distribution of the security was made under section 128(h) of the *Rules*, state:

    (a) the number of different purchasers who acquired any securities of the Issuer under that section during the 12 month period preceding the distribution of this security:

    Four.

    (b) the total dollar value (Canadian $) of all securities of the Issuer distributed under that section (including the distribution of this security), during the 12 month period preceding the distribution of this security:

    $87,500.

INSTRUCTIONS:

1. If the space provided for any answer is insufficient, additional sheets may be used. Each sheet must be cross-referenced to the relevant section of the report and signed by the person who signs the report.

2. In answer to question 3, provide a full description of the security, including any underlying securities into which the security is convertible or exchangeable and, if applicable, state the expiry date of the security.

3. In answer to question 8, compensation includes discounts, commissions or other fees or payments of a similar nature directly related to the distribution of the security but does not include payments for services incidental to the distribution of the security such as clerical, printing, legal or accounting services. If compensation is to be paid to the agent by way of a distribution of securities of the issuer under an exemption on a later date, the issuer may be required to file a separate BC Form 45-902F together with the applicable filing fee.

4. If the distribution of the security is made to a purchaser under section 128(a), (b), (c) or (h) of the *Rules*, or to a purchaser that is an individual under section 74(2)(4) of the *Act*, in respect of which this report is filed, the issuer must obtain from the purchaser, before an agreement of purchase and sale is entered into, an acknowledgment of the purchaser in the required form as required by section 135 of the *Rules* and retain the acknowledgment for a period of 6 years. The required form is BC Form 45-902FA(IP) for an individual purchaser and BC Form 45-902FA(NIP) for a non-individual purchaser.

5. Where an offering memorandum is required to be delivered in connection with a distribution of the security under section 74(2)(4) of the *Act*, or section 128(a), (b) or (c) of the *Rules*, or is delivered in connection with a distribution of the security under section 128(h) of the *Rules*, a copy of the offering memorandum must be filed with the Commission on or before the 10th day after the distribution of the security.

6. The report must be filed with the Commission on or before the 10th day after the distribution of the security.

7. File one originally signed report with the completed Fee Checklist and the required fee. In order to determine the fee payable, consult item 26 of section 22 of the *Securities Regulation*, R.B.C. Reg. 196/97. Cheques should be made payable to the "*British Columbia Securities Commission*".

{G:\5043\080\Form45-902F1.doc}

The undersigned hereby certifies that the statements made in this report are true and correct.

Dated at Vancouver, British Columbia on this 24th day of June 2002.

OLYMPIC RESOURCES LTD.
Name of Issuer

Per: Daryl Pollock
Signature of authorized signatory

Daryl Pollock

President, CEO and a Director
Name and office of authorized signatory

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A RECORD REQUIRED TO BE FILED OR PROVIDED UNDER THE *SECURITIES ACT* OR *SECURITIES RULES* THAT, AT THE TIME AND IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

This is the form required under Section 139 of the *Securities Rules* and, if applicable, by an order issued under Section 76 of the *Securities Act*.

BC FORM 45-902F

Securities Act

REPORT OF EXEMPT DISTRIBUTION

(Please refer to the instructions before completing the information below.)

Report of a distribution of a security under section 74(2)(1) to (5), (8) to (10), (11)(i), (14), (16)(i), (18), (19) or (23) to (26) of the *Securities Act*, R.S.B.C. 1996, c. 418 (the "*Act*"), or Section 128(a), (b), (c) or (e) to (h) of the *Securities Rules*, R.B.C. Reg. 194/97 (the "*Rules*") or, if applicable, by an order issued under Section 76 of the *Securities Act*.

1. Name, address and telephone number of the issuer of the security distributed (the "*Issuer*"):

   OLYMPIC RESOURCES LTD.
   525 – 999 W. Hastings Street
   Vancouver, B.C.
   V6C 2W2
   (604) 689-1810

2. State whether the Issuer is or is not an exchange issuer (ie. listed on the Canadian Venture Exchange, but not listed or quoted on any other stock exchange or trading or quotation system in Canada):

   The Issuer is an exchange issuer.

3. Describe the type of security (the "*Security*") and the aggregate number distributed:

   1,200,000 Units at a price of $0.25 per Unit. Each Unit consists of one common share and one two-year non-transferable share purchase warrant. Each share purchase warrant entitles the holder thereof to purchase an additional common share at a price of $0.35 per share for a period of two years from the date of issue.

4. Date of the distribution(s) of the security:

June 17, 2002.

5. Specify the section(s) of the *Act* or *Rules* and, if applicable, the date of the discretionary order or the blanket order number, or BC instrument number under which the distribution(s) of the security was made:

Section 74(2)(9) of the *Act*, Section 3.1 of MI 45-103, Section 128(h) of the *Rules*, and BCI 72-503.

6. If the distribution(s) of the security was made to 50 purchasers or less, circle and complete clause (a) of this section. If the distribution(s) of the security was made to more than 50 purchasers, circle clause (b) of this section:

(a)

Full Name and Residential Address of Purchaser	Number of Securities Purchased	Price per unit (Canadian $)	Total Purchase Price (Canadian $)	Section of *Act/Rules* and if applicable, Date of Discretionary Order or Blanket Order Number, or BC Instrument Number
Daryl Pollock 2927 Tower Hill West Vancouver, B.C. V7V 4W6	205,000 Units	$0.25/unit	$51,250	Section *74(2)(9)* of the *Act*
Canaccord Captial Corp. in trust for Daryl Pollock (RRSP Acct.# 25919153) 2200 – 609 Granville St. Vancouver, B.C. V6C 3B1	200,000 Units	$0.25/unit	$50,000	Section *74(2)(9)* of the *Act*
556369 B.C. Ltd. (beneficial owner – Daryl Pollock) 2927 Tower Hill West Vancouver, B.C. V7V 4W6	150,000 Units	$0.25/unit	$37,500	Section *74(2)(9)* of the *Act*

Wendy Pollock 2927 Tower Hill West Vancouver, B.C. V7V 4W6	100,000 Units	$0.25/unit	$25,000	Section 3.1 of *MI 45-103*
Jonway Investment Corp. 13556 – 18th Avenue Surrey, B.C. V4A 1W3	140,000 Units	$0.25/unit	$35,000	Section *74(2)(9)* of the *Act*
Patrick Forseille 501 – 1170 Harwood Street, Vancouver, B.C. V6E 1R8	30,000 Units	$0.25/unit	$7,500	Section *74(2)(9)* of the *Act*
Bev Funston #239 – 989 Lytton Street North Vancouver, B.C. V7H 2A6	10,000 Units	$0.25/unit	$2,500	Section *74(2)(9)* of the *Act*
S & P Admin Services (beneficial owners – Daryl Pollock and Rahoul Sharan) 525 – 999 W. Hastings St., Vancouver, B.C. V6C 2W2	100,000 Units	$0.25/unit	$25,000	Section *74(2)(9)* of the *Act*
Peter Jensen & Peggy Jensen 4656 Hoskins Road North Vancouver, B.C. V7K 2R1	40,000 Units	$0.25/unit	$10,000	Section *74(2)(9)* of the *Act*
Malcolm Bell 4170 Ripple Road West Vancouver, B.C. V7V 3L2	50,000 Units	$0.25/unit	$12,500	Section *74(2)(9)* of the *Act*
R. Clifford Wyatt 6045 Eagleridge Drive West Vancouver, B.C. V6W 1W7	50,000 Units	$0.25/unit	$12,500	Section *128(h)* Of the *Rules*
Andrew McConnell 336 Queens Drive, South, Newark, Ohio USA 43055	20,000 Units	$0.25/unit	$5,000	BCI *72-503*
Robert MacKay 7060 Woodcrest Place Delta, B.C., V4E 2P2	40,000 Units	$0.25/unit	$10,000	Section *128(h)* Of the *Rules*
Harvey Smith 3164 Fairmont Road North Vancouver, B.C. V7R 2W6	5,000 Units	$0.25/unit	$1,250	Section *74(2)(9)* of the *Act*

Dr. Rupert Perrin 2412 Driftwood Drive Las Vegas, Nevada USA 89107	60,000 Units	$0.25/unit	$15,000	BCI *72-503*

(b) The Issuer has prepared and certified a list of purchasers comprising the same information required by clause (a) of this section and a certified true copy of the list will be provided to the Commission upon request:

Not applicable.

7. State the total dollar value (Canadian $) of the securities distributed by the Issuer to purchasers resident in British Columbia in respect of which this report is filed:

$280,000

8. State the name and address of any person acting as agent in connection with the distribution(s) of the security, the compensation paid or to be paid to the agent and the name(s) of the purchaser(s) in respect of which the compensation was paid or is to be paid:

Name and Address of Agent	Compensation paid (number and type of security and/or cash amount) (Canadian $)	Price per Share (Canadian $)	Name of Purchaser
Not applicable	Not applicable	Not applicable	Not applicable

9. If the distribution of the security was made under section 128(a) of the *Rules*, state the number of different purchasers who acquired any securities of the Issuer under that section during the 12-month period preceding the distribution of this security:

   Not applicable.

10. If the distribution of the security was made under section 128(h) of the *Rules*, state:

    (a) the number of different purchasers who acquired any securities of the Issuer under that section during the 12 month period preceding the distribution of this security:

    Four.

    (b) the total dollar value (Canadian $) of all securities of the Issuer distributed under that section (including the distribution of this security), during the 12 month period preceding the distribution of this security:

    $87,500.

INSTRUCTIONS:

1. If the space provided for any answer is insufficient, additional sheets may be used. Each sheet must be cross-referenced to the relevant section of the report and signed by the person who signs the report.

2. In answer to question 3, provide a full description of the security, including any underlying securities into which the security is convertible or exchangeable and, if applicable, state the expiry date of the security.

3. In answer to question 8, compensation includes discounts, commissions or other fees or payments of a similar nature directly related to the distribution of the security but does not include payments for services incidental to the distribution of the security such as clerical, printing, legal or accounting services. If compensation is to be paid to the agent by way of a distribution of securities of the issuer under an exemption on a later date, the issuer may be required to file a separate BC Form 45-902F together with the applicable filing fee.

4. If the distribution of the security is made to a purchaser under section 128(a), (b), (c) or (h) of the *Rules*, or to a purchaser that is an individual under section 74(2)(4) of the *Act*, in respect of which this report is filed, the issuer must obtain from the purchaser, before an agreement of purchase and sale is entered into, an acknowledgment of the purchaser in the required form as required by section 135 of the *Rules* and retain the acknowledgment for a period of 6 years. The required form is BC Form 45-902FA(IP) for an individual purchaser and BC Form 45-902FA(NIP) for a non-individual purchaser.

5. Where an offering memorandum is required to be delivered in connection with a distribution of the security under section 74(2)(4) of the *Act*, or section 128(a), (b) or (c) of the *Rules*, or is delivered in connection with a distribution of the security under section 128(h) of the *Rules*, a copy of the offering memorandum must be filed with the Commission on or before the 10th day after the distribution of the security.

6. The report must be filed with the Commission on or before the 10th day after the distribution of the security.

7. File one originally signed report with the completed Fee Checklist and the required fee. In order to determine the fee payable, consult item 26 of section 22 of the *Securities Regulation*, R.B.C. Reg. 196/97. Cheques should be made payable to the "*British Columbia Securities Commission*".

{G:\3043\080\Form45-902F1.doc}

The undersigned hereby certifies that the statements made in this report are true and correct.

Dated at Vancouver, British Columbia on this 24th day of June 2002.

OLYMPIC RESOURCES LTD.
Name of Issuer

Per: Daryl Pollock
Signature of authorized signatory

Daryl Pollock

President, CEO and a Director
Name and office of authorized signatory

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A RECORD REQUIRED TO BE FILED OR PROVIDED UNDER THE *SECURITIES ACT* OR *SECURITIES RULES* THAT, AT THE TIME AND IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

This is the form required under Section 139 of the *Securities Rules* and, if applicable, by an order issued under Section 76 of the *Securities Act*.

BC FORM 45-902F

Securities Act

REPORT OF EXEMPT DISTRIBUTION

(Please refer to the instructions before completing the information below.)

Report of a distribution of a security under section 74(2)(1) to (5), (8) to (10), (11)(i), (14), (16)(i), (18), (19) or (23) to (26) of the *Securities Act*, R.S.B.C. 1996, c. 418 (the "*Act*"), or Section 128(a), (b), (c) or (e) to (h) of the *Securities Rules*, R.B.C. Reg. 194/97 (the "*Rules*") or, if applicable, by an order issued under Section 76 of the *Securities Act*.

1. Name, address and telephone number of the issuer of the security distributed (the "*Issuer*"):

OLYMPIC RESOURCES LTD.
525 – 999 W. Hastings Street
Vancouver, B.C.
V6C 2W2
(604) 689-1810

2. State whether the Issuer is or is not an exchange issuer (ie. listed on the Canadian Venture Exchange, but not listed or quoted on any other stock exchange or trading or quotation system in Canada):

The Issuer is an exchange issuer.

3. Describe the type of security (the "*Security*") and the aggregate number distributed:

1,200,000 Units at a price of $0.25 per Unit. Each Unit consists of one common share and one two-year non-transferable share purchase warrant. Each share purchase warrant entitles the holder thereof to purchase an additional common share at a price of $0.35 per share for a period of two years from the date of issue.

4. Date of the distribution(s) of the security:

June 17, 2002.

5. Specify the section(s) of the *Act* or *Rules* and, if applicable, the date of the discretionary order or the blanket order number, or BC instrument number under which the distribution(s) of the security was made:

Section 74(2)(9) of the *Act*, Section 3.1 of MI 45-103, Section 128(h) of the *Rules*, and BCI 72-503.

6. If the distribution(s) of the security was made to 50 purchasers or less, circle and complete clause (a) of this section. If the distribution(s) of the security was made to more than 50 purchasers, circle clause (b) of this section:

(a)

Full Name and Residential Address of Purchaser	Number of Securities Purchased	Price per unit (Canadian $)	Total Purchase Price (Canadian $)	Section of *Act/Rules* and if applicable, Date of Discretionary Order or Blanket Order Number, or BC Instrument Number
Daryl Pollock 2927 Tower Hill West Vancouver, B.C. V7V 4W6	205,000 Units	$0.25/unit	$51,250	Section *74(2)(9)* of the *Act*
Canaccord Captial Corp. in trust for Daryl Pollock (RRSP Acct.# 25919153) 2200 – 609 Granville St. Vancouver, B.C. V6C 3B1	200,000 Units	$0.25/unit	$50,000	Section *74(2)(9)* of the *Act*
556369 B.C. Ltd. (beneficial owner – Daryl Pollock) 2927 Tower Hill West Vancouver, B.C. V7V 4W6	150,000 Units	$0.25/unit	$37,500	Section *74(2)(9)* of the *Act*

Wendy Pollock 2927 Tower Hill West Vancouver, B.C. V7V 4W6	100,000 Units	$0.25/unit	$25,000	Section 3.1 of *MI 45-103*
Jonway Investment Corp. 13556 – 18th Avenue Surrey, B.C. V4A 1W3	140,000 Units	$0.25/unit	$35,000	Section *74(2)(9)* of the *Act*
Patrick Forseille 501 – 1170 Harwood Street, Vancouver, B.C. V6E 1R8	30,000 Units	$0.25/unit	$7,500	Section *74(2)(9)* of the *Act*
Bev Funston #239 – 989 Lytton Street North Vancouver, B.C. V7H 2A6	10,000 Units	$0.25/unit	$2,500	Section *74(2)(9)* of the *Act*
S & P Admin Services (beneficial owners – Daryl Pollock and Rahoul Sharan) 525 – 999 W. Hastings St., Vancouver, B.C. V6C 2W2	100,000 Units	$0.25/unit	$25,000	Section *74(2)(9)* of the *Act*
Peter Jensen & Peggy Jensen 4656 Hoskins Road North Vancouver, B.C. V7K 2R1	40,000 Units	$0.25/unit	$10,000	Section *74(2)(9)* of the *Act*
Malcolm Bell 4170 Ripple Road West Vancouver, B.C. V7V 3L2	50,000 Units	$0.25/unit	$12,500	Section *74(2)(9)* of the *Act*
R. Clifford Wyatt 6045 Eagleridge Drive West Vancouver, B.C. V6W 1W7	50,000 Units	$0.25/unit	$12,500	Section *128(h)* Of the *Rules*
Andrew McConnell 336 Queens Drive, South, Newark, Ohio USA 43055	20,000 Units	$0.25/unit	$5,000	BCI *72-503*
Robert MacKay 7060 Woodcrest Place Delta, B.C., V4E 2P2	40,000 Units	$0.25/unit	$10,000	Section *128(h)* Of the *Rules*
Harvey Smith 3164 Fairmont Road North Vancouver, B.C. V7R 2W6	5,000 Units	$0.25/unit	$1,250	Section *74(2)(9)* of the *Act*

Dr. Rupert Perrin 2412 Driftwood Drive Las Vegas, Nevada USA 89107	60,000 Units	$0.25/unit	$15,000	BCI *72-503*

(b) The Issuer has prepared and certified a list of purchasers comprising the same information required by clause (a) of this section and a certified true copy of the list will be provided to the Commission upon request:

Not applicable.

7. State the total dollar value (Canadian $) of the securities distributed by the Issuer to purchasers resident in British Columbia in respect of which this report is filed:

$280,000

8. State the name and address of any person acting as agent in connection with the distribution(s) of the security, the compensation paid or to be paid to the agent and the name(s) of the purchaser(s) in respect of which the compensation was paid or is to be paid:

Name and Address of Agent	Compensation paid (number and type of security and/or cash amount) (Canadian $)	Price per Share (Canadian $)	Name of Purchaser
Not applicable	Not applicable	Not applicable	Not applicable

9. If the distribution of the security was made under section 128(a) of the *Rules*, state the number of different purchasers who acquired any securities of the Issuer under that section during the 12-month period preceding the distribution of this security:

   Not applicable.

10. If the distribution of the security was made under section 128(h) of the *Rules*, state:

    (a) the number of different purchasers who acquired any securities of the Issuer under that section during the 12 month period preceding the distribution of this security:

    Four.

    (b) the total dollar value (Canadian $) of all securities of the Issuer distributed under that section (including the distribution of this security), during the 12 month period preceding the distribution of this security:

    $87,500.

INSTRUCTIONS:

1. If the space provided for any answer is insufficient, additional sheets may be used. Each sheet must be cross-referenced to the relevant section of the report and signed by the person who signs the report.

2. In answer to question 3, provide a full description of the security, including any underlying securities into which the security is convertible or exchangeable and, if applicable, state the expiry date of the security.

3. In answer to question 8, compensation includes discounts, commissions or other fees or payments of a similar nature directly related to the distribution of the security but does not include payments for services incidental to the distribution of the security such as clerical, printing, legal or accounting services. If compensation is to be paid to the agent by way of a distribution of securities of the issuer under an exemption on a later date, the issuer may be required to file a separate BC Form 45-902F together with the applicable filing fee.

4. If the distribution of the security is made to a purchaser under section 128(a), (b), (c) or (h) of the *Rules*, or to a purchaser that is an individual under section 74(2)(4) of the *Act*, in respect of which this report is filed, the issuer must obtain from the purchaser, before an agreement of purchase and sale is entered into, an acknowledgment of the purchaser in the required form as required by section 135 of the *Rules* and retain the acknowledgment for a period of 6 years. The required form is BC Form 45-902FA(IP) for an individual purchaser and BC Form 45-902FA(NIP) for a non-individual purchaser.

5. Where an offering memorandum is required to be delivered in connection with a distribution of the security under section 74(2)(4) of the *Act*, or section 128(a), (b) or (c) of the *Rules*, or is delivered in connection with a distribution of the security under section 128(h) of the *Rules*, a copy of the offering memorandum must be filed with the Commission on or before the 10th day after the distribution of the security.

6. The report must be filed with the Commission on or before the 10th day after the distribution of the security.

7. File one originally signed report with the completed Fee Checklist and the required fee. In order to determine the fee payable, consult item 26 of section 22 of the *Securities Regulation*, R.B.C. Reg. 196/97. Cheques should be made payable to the "*British Columbia Securities Commission*".

{G:\3043\080\Form45-902F1.doc}

The undersigned hereby certifies that the statements made in this report are true and correct.

Dated at Vancouver, British Columbia on this 24th day of June 2002.

OLYMPIC RESOURCES LTD.
Name of Issuer

Per: Daryl Pollock
Signature of authorized signatory

Daryl Pollock

President, CEO and a Director
Name and office of authorized signatory

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A RECORD REQUIRED TO BE FILED OR PROVIDED UNDER THE *SECURITIES ACT* OR *SECURITIES RULES* THAT, AT THE TIME AND IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.